FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	X	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January- September 2006	78

Quarterly results

January–September 2006

TABLE OF CONTENTS

Telefónica Group

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business

  Telefónica de España Group
  Telefónica Latinoamérica Group

Telefónica Móviles Group

Telefónica O2 Europe

    O2 Group
    Telefónica O2 Czech Republic
    Telefónica Deutschland

Other Business

    Atento Group
    Content and Media Business

addenda

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

MARKET SIZE

(Data in thousands)

México
Internet & Data Acc.
Terra ISP: 3
Cellular Accesses
TEM México: 7,443
El Salvador
Fixed Telephony Acc.
T. El Salvador: 70
Internet & Data Acc.
T. El Salvador: 21
Cellular Accesses
TEM El Salvador: 744
Pay TV
T. El Salvador: 14
United Kingdom
Cellular Accesses
O2 UK: 17,338
Germany
Wholesale ADSL Lines
T. Deutschland Group: 535
Cellular Accesses
O2 Germany: 10,629
Ireland
Cellular Accesses
O2 Ireland: 1,603
Czech Republic
Fixed Telephony Acc.
T. O2 Czech Rep.: 2,537
Internet & Data Acc.
T. O2 Czech Rep: 555
Cellular Accesses
T. O2 Czech Rep.: 4,760
Pay TV
Imagenio: 3
Guatemala
Fixed Telephony Acc.
T. Guatemala: 50
Internet & Data Acc.
Terra ISP: 2
Cellular Accesses
TEM Guatemala: 1,386
Venezuela
Cellular Accesses
TEM Venezuela: 8,026
Morocco
Cellular Accesses
Medi Telecom: 4,246
Colombia
Fixed Telephony Acc.
Colombia T.: 2,363
Internet & Data Acc.
Colombia T.: 2,42
Terra ISP: 3
Cellular Accesses
TEM Colombia: 7,687
Spain
Fixed Telephony Acc.
T. de España: 16,020
Internet & Data Acc.
T. de España: 4,535
Cellular Accesses
T. Móviles: 20,655
Pay TV
Imagenio: 267
Nicaragua
Cellular Accesses
TEM Nicaragua: 487
Panama
Cellular Accesses
TEM Panamá: 949
Ecuador
Cellular Accesses
TEM Ecuador: 2,393
Brazil
Fixed Telephony Acc.
Telesp: 12,295
Internet & Data Acc.
Telesp: 3,464
Terra ISP: 994
Cellular Accesses
Brasilcel: 28,726
Peru
Fixed Telephony Acc.
T. del Perú: 2,468
Internet & Data Acc.
T. del Perú: 494
Cellular Accesses
TEM Perú: 4,514
Pay TV
Cable Mágico: 508
Uruguay
Cellular Accesses
Uruguay: 655
Chile
Fixed Telephony Acc.
CTC Chile: 2,226
Internet & Data Acc.
CTC Chile: 539
Cellular Accesses
TEM Chile: 5,618
Pay TV
TV Digital: 52
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,612
Internet & Data Acc.
T. de Argentina: 999
Cellular Accesses
TEM Argentina: 10,150

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January - September

	2006	2005	% Chg
Final Clients Accesses	193,759.6	145,404.2	33.3
Fixed telephony accesses (1)	42,660.1	41,001.0	4.0
Internet and data accesses	11,774.8	10,278.8	14.6
Narrowband	4,287.5	5,067.9	(15.4)
Broadband (2)	7,285.4	5,023.6	45.0
Other (3)	201.9	187.3	7.8
Cellular accesses	138,443.3	93,581.1	47.9
Pay TV	881.4	543.3	62.2
Wholesale Accesses	2,102.5	1,706.4	23.2
Unbundled loops	790.6	365.7	116.2
Shared UL	438.5	228.9	91.6
Full UL	352.2	136.9	157.3
Wholesale ADSL (4)	1,167.4	1,285.3	(9.2)
Other (5)	144.4	55.4	160.9
Total Accesses	195,862.1	147,110.6	33.1

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fibre, cable modem and broadband circuits.
(3) Remaining non-broadband final client circuits.
(4) Includes T. Deutschland connections resold on a retail basis.
(5) Circuits for other operators.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers and Colombia Telecom.

TELEFÓNICA GROUP

Financial Highlights

The most relevant facts of Telefónica Group results for the January-September 2006 period are the following:

  Once more Telefónica Group offers the best combination of growth and returns:
    Revenues grew 43.1% year-on-year boosted by the solid performance of the business in Spain, the differential growth that Latin America offers and the consolidation and growth of the European activities
    The success in the commercial policy carried out is reflected in the higher broadband revenues (+33.9% year-on-year), services revenues from the mobile business (+12.4% year-on-year) and the extension of the bundling products (around 2.5 millions as of September 30th)
    OIBDA up year-on-year 35.9%
    Net income increased year-on-year 59.4% to top 5,185.7 million euros (considering 639.0 million euros of amortization of assets related with the O2 Group Purchase Price Allocation) and the basic earnings per share achieved 64.0% growth to 1.091 euros.
  Group diversification by geographies and business continues:
    45.9% of the consolidated OIBDA is generated in Spain, 33.8% in Latin America and 19.7% in Europe
    47.5% of the total OIBDA is originated in the fixed businesses while 51.2% is generated in the mobile businesses (including Telefónica O2 Czech Republic and Telefónica Deutschland)
  The integrated management of operations resulted in organic growth rates above peers and in a higher operating free cash flow:
    The organic1 growth of revenues, OIBDA and OI is 7.5%, 7.6% and 6.2% year-on-year, respectively
    Operating free cash flow (OIBDA-CapEx) totalled 9,587.3 million euros and increased 25.9% vs. January-September 2005

   1 Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January –September 2005 and O2 Group in February-September
       2005. Excluding the consolidation of Colombia Telecom in May-September 2006 and Iberbanda in July-September 2006.

  The emphasis on the client is materialized in the outstanding growth of the total accesses (195.9 million; +33.1% vs. September 2005) due to the good results of the commercial campaigns and the incorporation of the operations in Europe:
    Cellular accesses reached 138.4 million accesses by the end of September and grew 47.9% year-on-year
    Retail Internet Broadband connections amounted to 7.3 million, 45.0% more than in September 2005
    Pay TV customers totalled 0.9 million (+62.2% year-on-year)
  Guidance upgrade for full year 2006 2:
    Revenue growth higher than 37% from the initial range of +34%/+37%
    OIBDA growth will be in the high end of the range communicated (+26%/+29%).

  2  2006 guidance assumes constant exchange rates as of 2005. Base reported numbers include six months of Telefónica O2 Czech Republic (consolidated since July 2005)
      and include TPI as a discontinued operation. All figures exclude changes in consolidation, other than O2 (Feb-Dec 06 included). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. The assignment of
      O2’s goodwill is not included in OI guidance calculation.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by businesses, which basically implies that each business line participate in the companies that the Group holds in the corresponding business, independently of the legal structure.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

The results of the Telefónica de España Group and the Telefónica Latinoamérica Group include the results from Terra Networks operations as of 1st January 2005. Hence, Terra España, Azeler and Maptel results are included in the Telefónica de España Group, whereas the Terra results in Latin America are included in the Telefónica Latinoamérica Group.

As of 1st February 2006, the results of the O2 Group are consolidated into Telefónica O2 Europe business line. This business line is integrated by the assets of O2 Group, Telefónica O2 Czech Republic (during the July-December 2005 period it was an independent business line) and Telefónica Deutschland (in 2005 it was included in Other companies of the Telefónica Group).

As of 1st May 2006, the results of Colombia Telecom are consolidated into Telefónica Latinoamérica Group.

As of 1st July 2006, the results of Iberbanda are consolidated into Telefónica de España Group.

Due to Telefónica’s disposal of TPI, the Telefónica Group’s 2005 and 2006 results include the Directories Business as a discontinued operations, in line with International Financial Reporting Standards (IFRS).

The results of Telefónica Group's corresponding to the first nine months of 2006 keep demonstrating the Company's growth profile and the value of the diversification, as the revenues register strong year-on-year growth (43.1%), which is supported by the solid evolution of the businesses in Spain, the strong growth in Latin America as well as the consolidation and the organic growth from operations in Europe. It should be highlighted the net income level achieved (5,185.7 million euros; +59.4% year-on-year) and the basic earnings per share (1.091 euros; +64.0% year-on-year). Efficiency in integrated operations management has permitted the OIBDA to grow 35.9% year-on-year and operating free cash flow (OIBDA-CapEx) 25.9% year-on-year, reaching 9,587.3 million euros.

This positive evolution of the results has permitted to upgrade the consolidated revenue1 growth target for 2006 to over 37% from the initial range of +34%/+37% while the 2006 OIBDA1growth is expected to be at the top-end of the communicated range (+26%/+29%).

1 2006 guidance assumes constant exchange rates as of 2005. Base reported numbers include six months of Telefónica O2 Czech Republic (consolidated since July 2005) and include TPI as a discontinued operation. All figures exclude changes in consolidation, other than O2 (Feb-Dec 06 included). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. The assignment of O2’s goodwill is not included in
   OI guidance calculation.

Telefónica Group´s total accesses reached 195.9 million, a year-on-year increase of 33.1% , as a result of the successful commercial policies developed in growing businesses, mainly mobile and broadband. It´s important to mention the successful commercial campaigns developed in the third quarter, which were characterised by the expansion of bundles offers for voice, broadband and TV. Accesses in Spain totalled 43.4 million (+5.3% year-on-year), 110.1 million in Latin America (+17.3% year-on-year) and 38.2 million in Europe (8.3 million on 30th September 2005).

The Group's cellular accesses reached 138.4 million compared with 93.6 million in September 2005. From this figure, 21.0 million originate in Spain, 78.8 million in Latin America, 34.4 million in Europe and 4.2 million in Morocco. The customer base for Telefónica Móviles Group stands at 104.0 million, with a year-on-year increase of 16.8%. The acquisition of the value customers has been mantained in the three regions, after recording net adds in the third quarter gains of 365,000 in Spain, 2.6 million in Latin America and 812,000 in Europe.

Retail broadband Internet accesses continue to record high growth rates, totalling 7.3 million at the end of September, 45.0% above the figure of September 2005, highlihgting the levels reached in Spain (3.4 million vs. 2.4 million twelve months ago) and in Telesp (1.5 million vs. 1.1 million at the close of the third quarter 2005).

In the first nine months of 2006, revenues for the Telefónica Group amounted to 38,704.4 million euros, representing year-on-year growth of 43.1%, with positive increase in all business lines. The positive effect of the exchange rates is reduced and contributes with 3.2 percentage points to the growth compared with 5.4 percentage points in the first half of the year. The incorporation of the new companies in the perimeter of consolidation has contributed 32.4 percentage points to the growth vs. 33.3 percentage points in January-June. Therefore, the organic2 growth would reach 7.5% (+7.7% in January-June 2006), maintaining a high organic percentage of variation, in which the following must be highlighted; i) the contribution of the growth in the customer base in the 02 Group and Telefónica Móviles Latin América, ii) the solid growth in services revenues in Telefónica Móviles España and iii) the increase of broadband sales in Spain and Latin America. In the third quarter, revenues totalled 13,541.9 million euros and have grown 37.2% compared with the same period the previous year.

2 Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January-September 2005 and the O2 Group in February-September
   2005. It excludes the consolidation of Colombia Telecom in May-September 2006 and Iberbanda in July-September 2006.

By business lines, Telefónica Móviles Group continues to be the main contributor to the growth and ended the first nine months of the year with 13,537.2 million euros of revenues, 12.3% higher than the prior year figure. Excluding the impact of the exchange rates, the year-on-year increase stands at 10.6% compared with 9.4% in the first half of the year. In Telefónica Móviles Spain there is an acceleration in the revenue growth (+3.7% vs. +2.9% to June) after increasing 5.1% in the third quarter due to higher client revenues (+6.8%). In Latin America, the evolution of Venezuela (+47.5% in local currency), Argentina (+33.9% in local currency), Chile (+16.0% year-on-year) and Mexico (+20.0% year-on-year) must be highlighted.

The contribution of revenues from Telefónica O2 Europe (constituted by the O2 Group since February 2006 and from Telefónica O2 Czech Republic and Telefónica Deutschland since the 1st of January 2006) to the consolidated revenues is 9,434.3 million euros. The good performance of service revenues in O2 UK in the first eight months of the year (+15.0% year-on-year in local currencie) that is due to the strong growth of the customer base and the ARPU, has led the Company to upgrade the service revenue growth guidance for 2006 (February-December) to 14%-15% from the previously announced (+8%/+11%). In O2 Germany and also in the first eight months of the year, the year-on-year increase of service revenues has reached 8.1%, changing the target for the end of the financial year (February-December 2006) to the high single digits from the low double digits. In Telefónica O2 Czech Republic, sales register a 0.6% (including other recurring revenues) rise in local currency compared to January-September 2005, reaching 1,592.5 million euros.

The revenues from the Telefónica de España Group in the cumulative period to September stand at 8,893.9 million euros and show a 1.7% growth compared with the same period of the previous year (+2.3% excluding the impact of the change in the accounting criteria for minute-card revenues as of March 2006), mainly supported by the strength of Internet and Broadband revenues (+27.0%) because of the succesful commercial offers of Duos and Trios, which once again more than offset the fall in access sales (-2.0%) and traditional voice (-5.1%). It should be highlighted that in the third quarter alone, the year-on-year growth for the revenues stands at 1.6% (+2.4% ex accounting criteria for minute-card), showing acceleration of the trend registered in the second quarter (+0.3%).

The Telefónica Latinoamérica Group reported revenues of 7,050.3 million euros, 17.5% higher than those obtained in January-September 2005, showing a slow-down compared with the first six months of 2006, when it increased by 23.2%. This desaceleration is due to the lower positive impact of the exchange rates (+10.2 percentage points vs. +16.2 percentage points up to June) and a lesser increase in Telesp sales (+2.1% vs. +4.5% to June) mainly due to the negative tariff adjustments dated in July 2006. Assuming constant exchange rates and excluding the Colombia Telecom revenues, the year-on-year growth rate is 3.5% (+4.4% in the first half), in spite of the negative tariff environment in Argentina and Peru.

By geographic areas, a greater diversification has been observed. As of September 2006, revenues generated in Spain represented 38.5% of the total, compared with 53.1% twelve months ago. Latin America has reduced its contribution to total revenues by 6.2 percentage points, down to 26.0%. On the other hand,revenues from Europe represented 126.0% of the total Group's revenues (4.6% to September last year). Brazil continues to be the country with the highest contribution to total revenues, after Spain, (14.7% on the 30th September vs. 18.0% a year ago), followed by United Kingdom (12.5% vs. 0.4% in September 2005), after the incorporation of O2 last February.

Although the level of commercial activity in the Group has intensified over the last three months, the year-on-year increase of the operating expenses (24,519.2 million euros) up to September (+47.8%) is slightly lower than the figure obtained in the first half of the year (+48.1%). Nevertheless, the effect of the exchange rates, the changes in the perimeter of consolidation and the higher costs in the Telefónica Móviles Group and O2 Group, explain this growth versus September 2005. The performance of the main expense concepts was as follows:

  Supplies expenses (11,984.8 million euros) increased by 69.5% versus the first nine months of 2005 (+66.6% in constant euros) as a consequence of the handsets purchases in the Telefónica Móviles Group and the consolidation of the O2 Group.
  Personnel expenses rose in January-September 2006 to 5,201.4 million euros, equivalent to an increase of 26.1% (+23.7% assuming constant exchange rates). The average workforce during the period was 225,879 employees, with a net increase of 40,116 people (+21.6%) due to the changes in the perimeter of consolidation and the significant increase in the Atento Group (excluding the Atento Group, the average workforce number would increase 22.3% up to 127,525 employees). Regarding the Telefónica de España 2003-2007 Redundancy Program, during the third quarter of the financial year no additional provision has been recorded to the one accounted for the first six months (391.5 million euros for 1,237 redundancies and 45 from the Terra España Remunerated Layoff Plan). During the fourth quarter of the fiscal year, the provision for the rest of the employees joined to the Program in 2006 will be recorded and, in the other hand the incorporation to Redundancy Program in 2007 has been changed to October 2006.
  External services increased by 36.8% in comparison with September 2005 (+33.3% eliminating the exchange rate effect), totalling 6,652.1 million euros as a consequence of the higher costs in the Telefónica Móviles Group related to the commercial activity -commercial costs, advertising costs, call centre costs - in a competitive environment in the operations markets and the incorporation of the O2 Group, which also presents a higher level of commercial costs in O2 UK.

With respect to the sale of fixed assets in the Telefónica Group, it rose in the first nine months of 2006 to 223.5 million euros (+177.9 million euros in January-September 2005). This is mainly explained by two factors: i) the sale of shares in Sogecable (6.6% of capital share) after the takeover bid presented by the Prisa Group ii) the capital gain of real state amounted to 85.8 million euros in Telefónica de España Group.

As a result of the evolution of the aforementioned revenues and costs, the operating income before depreciation and amortization (OIBDA), cumulative to September, totals 14,653.9 million euros, 35.9% higher than that registered in the same period 2005 (+32.6% in constant euros). In the third quarter, the year-on-year increase is 28.1% (5,411.5 million euros). In accumulated terms, the organic3 growth rate has reached 7.6%, 0.2 percentage points higher than the one recorded up to June. As far as the OIBDA margin is concerned, in the first nine months of the year, it stands at 37.9% compared to 39.9% twelve months ago, mainly due to the incorporation of new companies into the perimeter of consolidation. The margin on revenues in the third quarter alone has risen to 40.0% (42.8% in July-September 2005).

3 Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January-September 2005 and the O2 Group in February-September 2005. It
   excludes the consolidation of Colombia Telecom in May-September 2006 and Iberbanda in July-September 2006.

The Telefónica Móviles Group, which contributes 32.1% of the Group's OIBDA, in the January-September period 2006 reached 4,700.3 million euros and has grown 11.2% from that obtained in the same period of 2005 (+10.1% in constant currency), whilst profitability has remained virtually stable despite the high commercial activity developed in its markets of operations (OIBDA margin rises to 34.7% with a year-on-year drop of 0.4 percentage points). Noteworthy is the improvement in the OIBDA margin for the Latin American operators up to September (24.70% vs. 22.0% twelve months ago), whilst the OIBDA margin for Telefónica Móviles Spain stands at 45.5% vs. 46.7% in January-September 2005.

The OIBDA of the Telefónica de España Group records 7.6% growth in respect to the first nine months of 2005, totalling 3,769.5 million euros and representing 25.7% of the total OIBDA. The positive evolution of revenues and the cost control (-3.2%) along with the lower accounted provision by the employees joined the Redundancy Program in 2006 compared to 2005, has contributed to this performance. For the 2006 financial year, it has been predicted that OIBDA growth4  will surpass 5% without considering the possible provision resulting from bringing forward part of the Redundancy Program for 2007 (previously +1.0%/+3.0%). The OIBDA margin to September stands at 42.4% (40.1% in January-September 2005). Excluding the redundancy plan provision, in both periods the OIBDA margin has increased to 46.8% (46.1% the previous year).

4 2006 guidance exclude changes in consolidation. Operating Income before D&A excludes other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring
   (E.R.E.) and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures.

With regard to Telefónica Latinoamérica Group, the OIBDA (3,198.2 million euros) represents 21.8% of the consolidated OIBDA for the first nine months of the fiscal year and shows a year-on-year growth of 18.8%. Excluding the positive impact of the exchange rates (+10.4 percentage points) and the incorporation of Colombia Telecom in May, the rise in the OIBDA is reduced to 4.0%. The OIBDA margin, excluding the result for disposing of fixed assets in both periods, reached 45.4%, 1.8 percentage points higher than the previous year.

Telefónica O2 Europe contributed 2,798.2 million euros or 19.1% to the consolidated OIBDA, which comprised eight months of O2 Group (2,044.6 million euros) and nine months of Telefónica O2 Czech Republic and Telefónica Deutschland. With regard to Telefónica O2 Czech Republic, the OIBDA reached 778.8 million euros and has increased 4.1% compared to January-September 2005, which has led to increase the OIBDA growth target to be around 2% compared to the flat performance which was previously announced. With respect to the OIBDA margin, in the February-September 2006, O2 UK stands at 27.6% and O2 Germany at 24,2%. By the end of 2006, it is expected that the O2 UK margin for the 11 months in 2006 will stand around 1.0 percentage points below than the one obtained in the same period in 2005.With regard to the breakdown of OIBDA by geographic areas at the end of the third quarter, 45.9% of the total OIBDA for the Telefónica Group comes from Spain (-13.7 percentage points compared to September of last year), 33.8% from Latin America (2.0 percentage points less than twelve months ago) and 19.7% from Europe (15.7 percentage points more than in September of the previous year).

Depreciation and amortization to September has risen to 7,209.3 million euros and registers a 50.1% increase over the same period of the previous year. This performance is mainly due to the incorporation of Telefónica O2 Europe, that includes eight months of the O2 Group Purchase Price Allocation for 639.0 million euros and nine months of amortization associated to the Price Purchase Allocation of Telefónica O2 Czech Republic which reached 115.8 million euros. We are not expecting significant variations of the preliminary estimated amount of the O2 puchase price allocation incorporated until the end of September once we have the definitive figure. In organic5 terms, depreciation and amortization increased by 9.1%, changing the trend versus June (-1.4%) due to the O2 PPA mentioned before. Excluding this effect, depreciation and amortization would decrease, in organic terms, untill 0.9% as a result of the decline of amortisation in Telefónica de España Group (-13.2%).

The consolidated operating income (OI) presents year-on-year growth of 24.5% and totals 7,44.6 million euros in January-June 2006. The organic5 rowth , excluding the effect of the allocated assets in the acquisition proccess of O2 would have increased by 15.6%, 1.0 percentage points less than in the first half of the year.

5 Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January-September 2005 and the O2 Group in February-September
   2005. It excludes the consolidation of Colombia Telecom in May-September 2006 and Iberbanda in July-September 2006.

The result of associated companies cumulative to September reaches 60.7 million euros compared with 9.6 million for the same period of the previous year. This improvement was due to the higher contribution of Portugal Telecom and, to a lesser extent, the reduction in losses attributable to IPSE 2000.

Net financial expenses amounted to 1,928.7 million euros, 71.5% year-on-year (+804.1 million euros) in respect with the comparable figure of 2005 (1,124.5 million euros). This variation is lower than the 88.3% increase in the average net debt due to the lower costs than 2005 average related to the debt growth in euros and pounds for the O2 acquisition.

The net free cash flow after CapEx generated by the Telefónica Group in the first nine months of 2006 totalled 6,485.6 million euros, of which 2,063.3 million euros were assigned to the buyout of treasury stock in Telefónica, S.A., 1,169.2 million euros to the payment of dividend and 616.1 million euros to the cancellation of commitments, mainly headcount reduction program. Since the financial investments in the period (net of the sale of real state and the cash flow of O2, Colombia Telecom and TPI in the moment of the acquisition/disposal) reached 21,872.2 million euros, mainly because the O2 take over (purchases of O2 shares in the stock market began in 2005), the net financial debt has been increased by 18,641.2 million euros.

Telefónica´s Group net financial debt at the end of September 2006 stood at 52,238.7 million euros. Along with the aforementioned effect (increase of 18,641.2 million euros), another effects have to be added: i) increase of 4,146.6 million euros due to the changes in the perimeter of consolidation and other effects over the financial statements, mainly the incorporation of O2 and Colombia Telecom gross debt and ii) reduction of 616.1 million euros as a consequence of the effects of the exchange rates on net financial debt non denominated in euros. This results in an increase of the net financial debt of 22,171.7 million euros versus the fiscal year 2005 net financial debt figure (30,067.0 million euros).

The tax provision accrued in the first three quarters of the year reached 1,714.0 million euros, which implies a tax rate of 31% in the period, althoug the cash outflow for the Telefónica Group will be further reduced as negative tax bases are compensated for. The effective tax rate stood at 39% in the third quarter impacted by the O2 Group Purchase Price Allocation, higher than the 20% rate accounted in the second quarter which was affected by the deductions (allowances for export activities) that were pending to record.

The result from discontinued operations stands at 1,596.0 million in the first nine months of the financial year after registering the net capital gain in the third quarter of the year corresponding to the sale of Telefónica's participation in TPI for 1,564 million euros.

The results attributed to minority interests subtract 273.0 million euros from the net income cumulative to September and grows 6.6% year-on-year. This variation is mainly due to minority shareholder participation in the higher net income of Telefónica O2 Czech Republic, Telesp, Endemol (IPO in November 2005).

As a consequence of the performance of the aforementioned parties, the net income from the Telefónica Group increased in the first nine months of the year to 5,185.7 million euros, 59.4% higher than the one obtained in January-September 2005, after registering a net income of 2,611.7 million euros in the third quarter (1,418.2 million euros in July-September 2005).

The consolidated CapEx for the first nine months of 2006 reached 5,066.6 million euros, a year-on-year increase of 59.9%. In organic6    terms, growth would have been 6.1%, explained basically by the higher investments in the fixed business, broadband and new businesses, both in Spain and in Latin America and in the mobile business in Europe due to the deployment of the third generation network in UK and Germany and additional investments in the second generation network. However, it should be noted that there is a cyclical component of the investments, so that this performance cannot be extrapolated to the full year.

6 Assuming constant exchange rates and including the consolidation of Telefónica O2 Czech Republic in January-September 2005 and the O2 Group in
   February-September 2005. It excludes the consolidation of Colombia Telecom in May-September 2006 and Iberbanda in July-September 2006.

FINANCIAL TARGETS (7)

Regarding the financial targets established for 2006 the Telefónica Group expects that:

  The consolidated growth of the revenues for the 2006 fiscal year is now expected to be above 37% compared with the initial range of +34/+37%.
  The 2006 OIBDA growth is expected to be at the top-end of the range previously comunicated (+26%/+29%)
  The OI growth in 2006 is expected to be in the range (+26%/+30%) previously announced.
  CapEx is expected to be around the 7,200 million euros previously announced.

7 2006 guidance assumes constant exchange rates as of 2005. Base reported numbers include six months of Telefónica O2 Czech Republic
   (consolidated since July 2005) and include TPI as a discontinued operation. All figures exclude changes in consolidation, other than O2 (Feb-Dec 06 included). In terms of guidance calculation, OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2006. Personnel
   Restructuring and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures. The assignment of O2’s goodwill is not included in OI guidance calculation.

TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September

	2006	2005	% Chg
Revenues	38,704.4	27,054.1	43.1
Operating income before D&A (OIBDA)	14,653.9	10,782.4	35.9
Operating income (OI)	7,444.6	5,980.1	24.5
Income before taxes	5,576.7	4,865.2	14.6
Net income	5,185.7	3,253.3	59.4
Basic earnings per share	1.091	0.665	64.0
Weighted average number of ordinary shares outstanding during the period (millions)	4,754.0	4,890.7	(2.8)

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME

	January - September			January - September			January - September
	2006	2005	% Chg	2006	2005	% Chg	2006	2005	% Chg
Telefónica de España Group (1)	8,893.9	8,744.5	1.7	3,769.5	3,503.0	7.6	2,355.9	1,875.4	25.6
Telefónica Latinoamérica Group (1)	7,050.3	6,000.9	17.5	3,198.2	2,692.9	18.8	1,737.7	1,378.0	26.1
Telefónica Móviles Group	13,537.2	12,050.0	12.3	4,700.3	4,226.5	11.2	2,875.1	2,546.7	12.9
Telefónica O2 Europe (2)	9,434.3	717.7	n.c.	2,798.2	253.8	n.c.	320.7	99.7	n.c.
Atento Group	758.0	608.6	24.6	102.3	82.6	23.9	81.3	61.9	31.3
Content & Media Business	1,124.9	878.7	28.0	270.1	167.1	61.6	248.8	146.7	69.7
Other companies (3)	511.4	439.6	16.3	(69.2)	(128.3)	(46.1)	(102.6)	(165.4)	(37.9)
Eliminations	(2,605.7)	(2,385.8)	9.2	(115.5)	(15.2)	n.m.	(72.3)	37.2	c.s.
Total Group	38,704.4	27,054.1	43.1	14,653.9	10,782.4	35.9	7,444.6	5,980.1	24.5

(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005
(2) Telefónica O2 Europe includes in 2006 O2 Group (February-September), Telefónica O2 Czech Republic y T. Deutschland. In 2005 Telefónica O2 Europe includes Telefónica O2 Czech Republic since July and T. Deutschland since January
(3) OIBDA and Operating Income exclude the variation in investment valuation allowances and the capital gain obtained for the sale of TPI accounted for by Telefónica S.A. parent company and that are eliminated in consolidation

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - September

	2006	2005	% Chg
Telefónica de España Group (1)	1,049.3	919.8	14.1
Telefónica Latinoamérica Group (1)	736.6	578.0	27.4
Telefónica Móviles Group	1,301.1	1,384.6	(6.0)
Telefónica O2 Europe (2)	1,675.2	55.9	n.c.
Atento Group	19.2	24.2	(20.5)
Content & Media Business	37.0	13.9	165.9
Other companies & Eliminations	248.3	191.4	29.7
Total Group	5,066.6	3,167.8	59.9

Note: Group CapEx in 2006 at cumulative average exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period
(1) Telefónica de España Group and Telefónica Latinoamérica Group results consolidates the results from Terra Networks operations from 1 January 2005
(2) Telefónica O2 Europe includes in 2006 O2 Group (February-June), Telefónica O2 Czech Republic y T. Deutschland. In 2005 Telefónica O2 Europe only includes Telefónica O2 Czech Republic since July and T. Deutschland since January

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	38,704.4	27,054.1	43.1	13,541.9	9,867.6	37.2
Internal expenditure capitalized in fixed assets (1)	523.9	338.1	54.9	182.2	112.9	61.3
Operating expenses	(24,519.2)	(16,590.6)	47.8	(8,346.2)	(5,668.9)	47.2
Supplies	(11,984.8)	(7,072.1)	69.5	(4,245.7)	(2,534.6)	67.5
Personnel expenses	(5,201.4)	(4,126.0)	26.1	(1,611.8)	(1,261.4)	27.8
Subcontracts	(6,652.1)	(4,863.0)	36.8	(2,250.8)	(1,688.0)	33.3
Taxes	(680.9)	(529.6)	28.6	(237.9)	(184.9)	28.7
Other net operating income (expense)	(264.4)	(184.8)	43.1	(34.1)	(96.4)	(64.6)
Gain (loss) on sale of fixed assets	223.5	177.9	25.7	71.6	13.6	n.m.
Impairment of goodwill and other assets	(14.2)	(12.2)	16.6	(3.9)	(5.4)	(27.5)
Operating income before D&A (OIBDA)	14,653.9	10,782.4	35.9	5,411.5	4,223.5	28.1
Depreciation and amortization	(7,209.3)	(4,802.3)	50.1	(2,863.8)	(1,721.4)	66.4
Operating income (OI)	7,444.6	5,980.1	24.5	2,547.7	2,502.1	1.8
Profit from associated companies	60.7	9.6	n.s.	21.4	4.3	n.m.
Net financial income (expense)	(1,928.7)	(1,124.5)	71.5	(738.0)	(394.0)	87.3
Income before taxes	5,576.7	4,865.2	14.6	1,831.1	2,112.5	(13.3)
Income taxes	(1,714.0)	(1,409.5)	21.6	(712.3)	(620.5)	14.8
Income from continuing operations	3,862.6	3,455.7	11.8	1,118.7	1,491.9	(25.0)
Income (Loss) from discontinued operations	1,596.0	53.7	n.m.	1,576.6	37.9	n.m.
Minority interest	(273.0)	(256.2)	6.6	(83.6)	(111.7)	(25.1)
Net income	5,185.7	3,253.3	59.4	2,611.7	1,418.2	84.2

Weighted average number of ordinary shares outstanding during the period (millions)	4,754.0	4,890.7	(2.8)	4,828.1	4,877.9	(1.0)
Basic earnings per share	1.091	0.665	64.0	0.541	0.291	86.1

(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plans for employees. Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	September
	2006	2005	% Chg
Non-current assets	90,832.1	57,982.2	56.7
Intangible assets	21,042.1	6,872.5	206.2
Goodwill	22,752.5	9,394.4	142.2
Property, plant and equipment and Investment property	33,671.1	27,961.5	20.4
Long-term financial assets and other non-current assets	5,981.4	5,546.5	7.8
Deferred tax assets	7,385.0	8,207.3	(10.0)
Current assets	19,128.3	13,905.5	37.6
Inventories	1,052.2	903.8	16.4
Trade and other receivables	9,709.1	7,459.1	30.2
Current tax receivable	1,468.1	1,561.5	(6.0)
Short-term financial investments	1,788.3	1,415.0	26.4
Cash and cash equivalents	5,101.1	2,548.9	100.1
Non-current assets classified as held for sale	9.4	17.1	(44.9)

Total Assets = Total Equity and Liabilities	109,960.4	71,887.6	53.0

Equity	19,087.0	14,924.8	27.9
Equity attributable to equity holders of the parent	16,298.9	12,265.0	32.9
Minority interest	2,788.1	2,659.8	4.8
Non-current liabilities	64,446.1	34,750.8	85.5
Long-term financial debt	51,647.0	23,884.2	116.2
Deferred tax liabilities	5,275.5	1,999.9	163.8
Long-term provisions	6,535.1	7,632.4	(14.4)
Other long-term liabilities	988.4	1,234.3	(19.9)
Current liabilities	26,427.3	22,212.1	19.0
Short-term financial debt	8,974.7	9,094.8	(1.3)
Trade and other payables	8,781.9	6,061.9	44.9
Current tax payable	2,494.5	2,345.8	6.3
Short-term provisions and other liabilities	6,176.2	4,709.6	31.1
Liabilities associated with non-current assets classified as held for sale	0.0	0.0	n.s.

Financial Data
Net Financial Debt (1)	52,238.7	28,676.1	82.2

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - September
		2006	2005	% Chg
I	Cash flows from operations	13,729.9	9,303.8	47.6
II	Net interest payment (1)	(1,711.4)	(934.7)
III	Payment for income tax	(879.0)	(1,017.1)
A=I+II+III	Net cash provided by operating activities	11,139.5	7,352.0	51.5
B	Payment for investment in fixed and intangible assets	(4,981.5)	(3,074.3)
C=A+B	Net free cash flow after CAPEX	6,158.0	4,277.7	44.0
D	Net Cash received from sale of Real Estate	24.0	84.2
E	Net payment for financial investment	(21,302.2)	(4,854.6)
F	Net payment for dividends and treasury stock (2)	(3,521.0)	(2,277.9)
G=C+D+E+F	Free cash flow after dividends	(18,641.2)	(2,770.6)
H	Effects of exchange rate changes on net financial debt	(616.1)	1,240.6
I	Effects on net financial debt of changes in consolid. and others	4,146.6	970.5
J	Net financial debt at beginning of period	30,067.0	23,694.4
K=J-G+H+I	Net financial debt at end of period	52,238.7	28,676.1

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - September

	2006	2005	% Chg
OIBDA	14,653.9	10,944.5	33.9
- CapEx accrued during the period (EoP exchange rate)	(5,066.6)	(3,330.6)
- Payments related to commitments	(616.1)	(665.4)
- Net interest payment	(1,711.4)	(934.7)
- Payment for income tax	(879.0)	(1,017.1)
- Results from the sale of fixed assets	(223.6)	(177.7)
- Invest. in working cap. and other deferred income and expenses	0.7	(541.3)
= Net Free Cash Flow after CapEx	6,158.0	4,277.7	44.0
+ Net Cash received from sale of Real Estate	24.0	84.2
- Net payment for financial investment	(21,302.2)	(4,854.6)
- Net payment for dividends and treasury stock	(3,521.0)	(2,277.9)
= Free Cash Flow after dividends	(18,641.2)	(2,770.6)	n.m.

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Sep 2006	Jan-Sep 2005
Net Free Cash Flow after CapEx	6,158.0	4,277.7
+ Payments related to cancellation of commitments	616.1	502.9
- Ordinary dividends payment to minoritaries	(288.5)	(262.7)
= Free Cash Flow	6,485.6	4,517.9

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		September 2006
	Long-term debt	51,970.8
	Short term debt including current maturities	8,974.7
	Cash and Banks	(5,101.1)
	Short and Long-term financial investments (1)	(3,605.8)
A	Net Financial Debt	52,238.7
	Guarantees to IPSE 2000	365.5
	Guarantees to Newcomm	74.0
B	Commitments related to guarantees	439.5
	Gross commitments related to workforce reduction (2)	5,123.5
	Value of associated Long-term assets (3)	(723.1)
	Taxes receivable (4)	(1,765.9)
C	Net commitments related to workforce reduction	2,634.4
A + B + C	Total Debt + Commitments	55,312.6

	Net Financial Debt / OIBDA (5)	2.62x
	Total Debt + Commitments/ OIBDA (5)	2.78x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on 12 months accumulated OIBDA, including Telefónica O2 Czech Republic, O2 and Colombia Telecom.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L and CapEx (1)			Balance Sheet (2)
	Jan - Sep 2006	Jan - Sep 2005	% Chg	September 2006	September 2005
United States (Dolar USA/Euro)	1.243	1.261		1.266	1.204
United Kingdom (Sterling/Euro)	0.685	-		0.678	-
Argentina (Peso Argentinean/Euro)	3.821	3.661		3.930	3.504
Brazil (Real Brasileño/Euro)	2.714	3.131		2.753	2.676
Rep. Checa (Corona Checa/Euro)	28.441	29.682		28.330	29.550
Chile (Peso Chileno/Euro)	660.066	719.424		679.810	636.943
Colombia (Peso Colombiano/Euro)	2,949.853	2,941.176		3,030.303	2,754.821
El Salvador (Colon/Euro)	10.880	11.038		11.078	10.536
Guatemala (Quetzal/Euro)	9.462	9.639		9.649	9.217
Mexico (Peso Mexicano/Euro)	13.543	13.805		13.945	13.065
Nicaragua (Córdoba/Euro)	21.707	20.986		22.510	20.396
Peru (Nuevo Sol Peruano/Euro)	4.093	4.117		4.111	4.027
Uruguay (Peso Uruguayo/Euro)	29.898	31.192		30.257	28.843
Venezuela (Bolívar/Euro)	2,673.797	2,645.503		2,724.796	2,590.674

(1) These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 30/09/06 y 30/09/05.

RESULTS BY BUSINESS LINES

Fixed Line Business

Telefónica de España Group

Telefónica de España Group's results for the first nine months of 2006 confirm the success of the commercial strategy by showing a 1.7% growth in revenues, supported by the positive evolution of the Internet and Broadband business, which increased by 27.0%.

As a result from the commercial campaigns developed, net gain of Retail Internet Broadband accesses in the third quarter posted a 27.1% growth compared to that of same quarter 2005, surpassing 190.000 net adds.

This success of Telefónica de España is based on product bundling through the Dúos and Tríos offers, which amounted to over 2.3 millions by September end, and on the higher usage of VAS, which contributed to the increase of global ARPU to 63 euros, being 4.3% higher than that of the first nine months of 2005.

It is also noteworthy the fixed telephone line loss contention in the traditional business, showing a year-on-year decline of just 1.3%. This good performance is due, on one side, to Telefónica's bundling strategy and commercial and promotional actions, and on the other, to the fixed line market growth in Spain, that according to Company's estimates reaches a 1.8% year-on-year growth by September 2006.

The cost contention results, together with top line growth, have resulted in an OIBDA growth, for the January-September 2006 period, of 7.6%. This growth is even more meaningful once taken out one-off effects, such as the lower E.R.E. provision in 2006, the Real State program, or public subventions, leading to an underlying OIBDA growth of 3.7%. All in one has led to an upgrade of the 2006 OIBDA guidance to higher than 5%.

Following with commercial details, next, most relevant products launched during the third quarter of the year are mentioned:

  Expansion of the Dúos range aimed primarily at SMEs, which include the most advanced ADSL modalities: Class (2 Mbps/320 Kbps), Advanced (4 Mbps/512 Kbps), Premium (8 Mbps/640 Kbps), TOP (10 Mbps/320 Kbps) and Premium Plus (20 Mbps/800 Kbps).
  Launch of the new "Actuaciones Lan" (LAN Operations) service to manage the local area networks of our clients and the "Escritorio PYME" (SMEs Desktop) service: The grouping of outsourced functions and services to create an on-line desktop in the company (virtual intranet) where all company staff share resources and information and are connected 24 hours a day from anywhere, inside and outside the office.
  The new modality of contracting theme channels through the Imagenio Service to customize the range of TV programmes, adding channel packages known as "Favoritos" (Favourites) or independent channels "a la carta" (a la carte). From among the former it is possible to choose packages containing theme channels of Series, Music, Cinema, Documentaries or Sports from €3.00 a month. The "a la carte" channels are available from €1.70 a month.

Significant efforts have also be made in terms of marketing campaigns:

  The free subscription campaign between 18th September and 2nd October.
  The marketing campaign undertaken during the summer months regarding the combined offers, Dúos and Tríos, which, among other discounts, offered free monthly subscription fees until September and that have contributed towards a quarterly net gain in this type of products of over 278,000 units, despite the summer season.
  The inclusion of 120-minute vouchers a month in Dúos and Tríos (promotion valid from 20th August until 15th October) for fixed-to-mobile traffic at any time of day free of charge for 6 months. The success of this offer can be seen in the total number of these vouchers, which exceeded 140,000 through the end of September.

Also worth noting is the renewed agreement signed with Buenavista International for an initial three-year period for the video-on-demand distribution of titles from the Walt Disney Studios, Touchestone Pictures and Miramax Films through the Imagenio service.

In terms of regulatory matters, the decision published by the CMT last September in relation to the new RUO, Reference Unbundling Offer (OBA, Oferta de Acceso al Bucle de Abonado: Offer for Access to the Subscriber Loop) is worth noting. This decision established significant new issues in comparison with the previous RUO in force, including:

  The 14.4% reduction in the fully unbundled loop rental price to 9.72 euros per month, the price of the shared loop remaining unaltered.
  Creation of a planning and monitoring system for requests for work associated with loop unbundling, trying to solve problems due to delays over the established completion terms when requests were presented in large numbers and without prior planning.
  The reduction of the period established for alternative operators to use the space reserved in central offices to six months as of its availability.
  The introduction of a new procedure for shared loops to disable the basic telephone service on request by the end customer. The loop will be treated as fully unbundled loop to bill the alternative operator and Telefónica de España will no longer charge the end customer the PSTN line monthly fee.
  The imposition of a gap of no shorter than 30 calendar days for Telefónica to launch a new ADSL retail service as of the availability of the same wholesale service for alternative operators.
  The inclusion of new quality parameters for the unbundled loop services, wholesale ADSL services (GigADSL and ADSL-IP) and the end services it provides for itself, PSTN, ADSL line and Imagenio, and for companies in the Group.

In August, the CMT also published a new decision in which it established the maximum average prices applicable to voice termination interconnection services on mobile networks. In this regulation, the CMT established a period of three years between October 2006 and September 2009 to set a half-yearly path to cut the average prices of the three operators so that, by the end of the period, they will all stand at 0.07 euros/minute, leading to a reduction of between 42% and 47% in comparison with current prices. The first cut proposed, made effective as of 16th October, represents a reduction of between 7% and 8% in relation to the previous prices in force.

Revenues of Telefónica de España Group amounted to 8,893.9 million euros during the first nine months of 2006, a year-to-year growth of 1.7%. Revenues totalled 2,972.7 million euros in the third quarter of the year, a 1.6% increase that, as in the previous quarter, was affected by the change in accounting criteria for traffic-card revenues as of March 2006. Revenues growth, taking out the effect of the traffic cards revenues accounting criteria change, would stand at 2.3% (2.4% for the third quarter alone).

Through September, Telyco's contribution to revenues amounted to 311.0 million euros, down 8.6% compared to the previous year. The performance of Telyco took 0.4 percentage points from Telefónica de España Group growth during January to September 2006. TTP contributed to the Group's growth with 81.3 million euros, a 12.3% year-to-year decline. Iberbanda's contribution, since it is being firstly consolidated as of July 1st 2006 , amounts to 8.9 million euros.

On 1st July 2006, Terra España was merged with Telefónica de España, S.A., retroactively to 1st January 2006. As such, Telefonica de España parent company's operating revenues for the third quarter 2006 included 15.7 million euros of Terra España revenues from the January to September 2006 period. These additional revenues are mostly attributed to the retail internet and broadband business; revenues from wholesale and IT services provided during the period by the Telefónica de España Parent company to Terra España are eliminated in consolidation.

As a result, over the first nine months of the year, the Telefónica de España Parent Company's revenues totalled 8,568.8 million euros, a 2.5% growth year to year, which amounted to 2.4% during the third quarter.

A detailed analysis of the Telefónica de España Parent Company's revenues follows:

  Revenues for traditional access fell by 2.0% in relation to those obtained during the first nine months of 2005 to stand at 2,078.7 million euros. In relation to the third quarter of the previous year, the 1.7% decline was due to the reduction in the number of fixed telephony lines and the freezing of monthly fee of PSTN lines in 2006.

The launch of the free subscription fee campaign fuelled the fixed telephony market in Spain, which increased by 1.8% year-on-year to September end, in comparison with the 1.5% growth by June end or the 1.3% increase by September of the previous year. Telefónica de España recorded a net loss of 41,571 lines, 25.4% less than that recorded in the third quarter of the previous year. Telefónica de España's total number of lines stood at 16.0 million, with an estimated market share of 83.4%.

The total number of Telefónica de España accesses where, along with fixed telephony accesses, data and internet accesses were accounted for, as well as pay television and wholesale accesses, increased by 3.6%. The total combined figure amounted to 22.3 million accesses.

  Revenues from traditional voice services amounted to 3,665.6 million euros to September this year, with a year-on-year reduction of 5.1%. Excluding the effect of the traffic cards revenues accounting criteria change, revenues decrease would be 3.8%.

Revenues from outgoing voice traffic amounted to 2,274.6 million euros over the first nine months of the year, with a year-to year reduction of 6.9%. This reduction amounted to 7.5% in the third quarter.

Moreover, this decline in revenues does not reflect the better performance of outgoing voice traffic in minutes seen as a result of the launch of Dúo and Trío offers, which improved from the 7.2% drop in 2005 to a decrease of only 1.5% over the first nine months of the year 2006.

This effect can also be seen in the performance of the fixed voice market in Spain which, from January to September, fell by an estimated 1.0% compared with the 3.1% drop of the previous year. The estimated market share of Telefónica de España remained fairly stable throughout the year at around 66%.

Telefónica de España's outgoing voice traffic during the first nine months of the year amounted to 32,170 million minutes, leading to a 1.5% fall, substantially below that recorded during the first nine months of the previous year (7.9% year-on-year reduction).

Through September, domestic voice traffic fell slightly by 1.4% in comparison with the previous year, with a total of 24,483 million minutes. The significant growth of DLD traffic -interprovincial- is worth noting (10.9% to September), heavily encouraged by the new rates schemes. International long-distance traffic increased by 4.3% to 1,543 million minutes. Fixed-to-mobile traffic continued to drop by 4.9% to stand at 4,091 million minutes.

With regard to service packages, it is worth noting that the total number of combined plans and flat rates amounted to 4,157,841 at September 2006, 7.3% up on that of June 2006.

Moreover, by the end of September, there were 2,025,370 pre-selected lines, a drop of 74,322 over the third quarter, with the accumulated reduction over the first nine months of the year amounting to 259,220 lines.
  According to our estimates, the fixed Internet Broadband access market in Spain amounted to around 6.1 million accesses by the end of September, recording an estimated net gain over the quarter of 280,000 accesses, 9% up on that estimated for the same period of the previous year. Telefónica ADSL connections as a whole (wholesale plus retail, including accesses providing only the Imagenio service) accounted for 4,086,690 connections by the end of September 2006.

Revenues from Internet and Broadband services totalled 1,762.6 million euros during the first nine months of the year, 27.0% up compared with the previous year, more than offset by the reduction in revenues from the traditional access and voice businesses. During the third quarter of the year, the growth in these revenues stood at 28.1%.

The incorporation of Terra into the Telefónica de España Parent Company perimeter led to 24.8 million euros of additional revenues in relation to the previous year.

Within this caption, broadband revenues from both internet access and pay television grew 33.2% over the year to reach 1,645.0 million euros, of which 1,368.8 million euros are from the retail business. Growth stood at 32.7% over the third quarter.

Telefónica's client base of retail Internet broadband accesses (ADSL, Optical fibre and other technologies, excluding accesses only providing the Imagenio service) recorded a net gain of 191,184 connections over the third quarter. With this, the total number of Telefónica retail Internet broadband lines stood at 3,411,322 by September 2006. The Broadband market share remained at around 55% in September.

The new bundles of products and the reductions in prices included in the promotions have led to a year-on-year reduction in the ADSL connectivity ARPU of close to 8.9% that, partially offset by the growth of almost 21.7% in the value added service ARPU, led to an overall 4.8% drop in ADSL Line ARPU. Finally, to be noted for the purposes of analysing revenues, the lower ARPU recorded was offset by the increase in the number of clients.

It must be highlighted that 65.5% of Telefónica de España retail Internet broadband accesses have the Internet connectivity service with some kind of double or triple-offer package.

The net gain of unbundled loops during the third quarter amounted to 96,511 new loops, of which 78% correspond to migrations from the Telefónica de España wholesale ADSL service. By the end of the third quarter, the total number of unbundled loops stood at 774,805 to represent, according to our estimates, 13% of the total number of fixed broadband accesses on the Spanish market and 16% of ADSL lines. Of this total, 438,484 (57%) were shared access loops. In terms of net gain for the third quarter, fully unbundled loops represented 46% of the total.

The wholesale ADSL service was affected by the migration to unbundled loops and, therefore, recorded a loss of 59,192 accesses during the third quarter to leave its total plant at 625,239.

Value-added services (VAS) provided over Telefónica de España broadband accesses remained a fundamental factor in the commercial portfolio of Telefónica de España. The number of operative services amounted to 2.9 million. ADSL Solutions is noteworthy among these services, a total of 328,967 solutions being operational by the end of the third quarter to give a 2.0% increase in relation to last June.

The net increase in Imagenio customers during the third quarter of the year stood at 36,880, around 35% of the total estimated net gain for the pay TV market in Spain. This figure places the total number of Imagenio clients at 304,353, a market share of over 8%.
  Revenues from data services grew by 4.8% in relation to the first nine months of the previous year to reach 806.0 million euros. Growth stood at 7.3% over the third quarter. Over this third quarter, wholesale data revenues recorded a 17.4% growth, basically promoted by leased circuits and transport capacity to other telephony operators.

Retail services grew by 1.7% over the quarter in relation to the previous year.

  Lastly, information technology services contributed towards Telefónica de España revenues with a total of 255.8 million euros, a 17.1% year-on-year increase. Growth stood at 17.2% over the third quarter.

There are currently 213 client management centres operated by Telefónica de España and 156 contracts with clients who are outsourcing their communications service/systems. These figures have grown by 23% and 37% respectively year-on-year.

The number of servers devoted to clients amounted to 3,526, a 25% increase versus the previous year. The number of desktop positions/workstations managed stood at 87,633, of which 43.0% include high added value solutions such as managed LAN or the helpdesk service.

Telefónica de España Group's operating expenses recorded a year-on-year decrease of 3.2% to 5,260.9 million euros, whereas this decline stood at 1.3% for the third quarter. Excluding the effect of the provisions for workforce restructuring, expenses in the January-September 2006 period expenses would have dropped by 0.8%. This good performance is due to the reduction in supplies and external services expenses.

  Personnel expenses fell by 5.6% in relation to the same period of the previous year to reach 1,991.7 million euros. Over the third quarter, however, this expense item increased slightly by 0.6%. 45 redundancies were recorded during the first nine months of the year from the Terra España Remunerated Layoff Plan and 1,237 from the Telefónica de España Redundancy Program (E.R.E.). The provision for this item amounts to 392 million euros.

Excluding the effect of Redundancy Plan provisions in the first nine months of 2005 (524.3 million euros including actuarial reviews) and in 2006, personnel expenses would have grown by 1%.

In relation to the Redundancy Plan (E.R.E.), it must be noted that, in view of the foreseeably large number of applications expected for the last year of the programme, the start date of the subscription period for the incorporation of staff to the 2007 programme has been moved forward from January 2007 to October 2006. Bearing in mind that the provision for the Redundancy Plan is based on employees that have subscribed to the programme, the fact that the provision initially foreseen for 2007 has been brought forward to this year may affect the OIBDA for 2006.

Telefónica de España Parent Company workforce at the end of September amounted to 32,837 employees, of who 222 employees come from the integration of Terra España. This represents a net reduction of 442 employees since the start of the year. The average Telefónica de España Group workforce in the first nine months of the year stood at 34,657 employees, a 4.4% reduction in comparison with the average workforce in the same period of 2005.
  Supplies expenses fell by 1.7% over the year to stand at 2,175.0 million euros. This reduction amounted to 3.8% during the third quarter. Lower interconnection expenses (-10.9%) as a result of the reduction in international traffic delivery costs and the reduction in fixed-to-mobile traffic and termination interconnection rates have notably contributed to this good performance.
  External services expenses recorded a drop of 2.6% to stand at 942.5 million euros, mainly as a consequence of the change in the accounting criteria for traffic cards.

The combined effort made by the Company with regard to the growth in revenues and efficiency has led to operating income before depreciation and amortization (OIBDA) of 3,769.5 million euros in the first nine months of the year, a 7.6% year-on-year growth and a 7.7% growth in the third quarter. This growth was affected by the profits recorded from the Real State assets for a value of 85.8 million euros.

For comparison purposes with the announced financial guidance, exceptional revenues/expenses not foreseen in the January-September period of 2005 and 2006 must be excluded from OIBDA. Once this adjustment has been made, the growth in OIBDA would stand at 8.6%, positively affected by the difference between the provisions made by the Redundancy Plan in the January-September 2006 period compared with the same period of 2005.

Excluding one-off effects, such as the lower E.R.E. provision in 2006, the Real State program, or public subventions, the underlying OIBDA would have grown by 3.7%.

The OIBDA margin stood at 42.4% during the January-September period, 2.3 percentage points above that recorded the previous year. Excluding the effect of the provision for the Redundancy Program (E.R.E.), and the actuarial review in 2005 and 2006, the margin would have improved year-on-year by 0.7 percentage points to reach 46.8%.

The OIBDA for the Telefónica de España Parent company amounted to 3,761.1 million euros, up 8.9% year-on-year.

Lastly, CapEx for Telefónica de España Group totalled 1,049.3 million euros over January-September 2006 period, showing a 14.1% increase in comparison with the same period previous year.

FINANCIAL GUIDANCE1

In relation with the financial guidance communicated for 2006, Telefónica de España expects:

  Revenues growth shall stand between the 0.5% - 2.0% range initially estimated
  OIBDA growth is upgraded form the previously announced range of between 1.0% - 3.0% to exceed the 5% mark, without considering the possible provision for bringing forward part of the Redundancy Plan scheduled for 2007.
  CapEx will stand at around the initially foreseen 1,500 million euros.

1  2006 guidance exclude changes in consolidation. Operating Income before D&A excludes other exceptional revenues/expenses not foreseeable in 2006. Personnel Restructuring
    (E.R.E.) and Real Estate Programs are included as operating revenues/expenses. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures.

TELEFÓNICA DE ESPAÑA GROUP
ACCESSES
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
Final Clients Accesses	20,931.3	2.2	20,484.3	20,742.7	20,901.7	20,821.7
Fixed telephony accesses (1)	15,978.1	(1.3)	16,180.8	16,135.6	16,108.5	16,019.7
Internet and data accesses	4,648.8	10.4	4,211.4	4,400.6	4,542.9	4,534.6
Narrowband	1,177.7	(32.5)	1,745.7	1,614.9	1,437.4	1,254.0
Broadband (2)	3,411.3	42.3	2,397.7	2,720.8	3,042.7	3,220.1
Other (3)	59.8	(12.1)	68.0	64.9	62.8	60.4
Pay TV	304.4	230.4	92.1	206.6	250.3	267.5
Wholesale Accesses	1,406.5	30.5	1,077.4	1,164.1	1,260.4	1,369.3
Unbundled loops	774.8	114.5	361.3	434.8	546.7	678.3
Shared UL	438.5	91.6	228.9	279.0	320.3	386.0
Full UL	336.3	154.0	132.4	155.7	226.4	292.3
Wholesale ADSL	625.2	(11.8)	708.6	721.9	706.4	684.4
Other (4)	6.5	(14.2)	7.5	7.4	7.3	6.6
Total Accesses	22,337.7	3.6	21,561.7	21,906.8	22,162.1	22,191.0

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) ADSL, satelite, optical fiber and broadband circuits. Includes Terra.
(3) Leased lines.
(4) Wholesale circuits.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Traditional Access (1)	2,078.7	2,122.0	(2.0)	696.3	708.7	(1.7)
Traditional Voice Services	3,665.6	3,863.5	(5.1)	1,191.7	1,280.5	(6.9)
Domestic Traffic (2)	902.6	996.1	(9.4)	274.6	300.2	(8.5)
Fixed to Mobile Traffic	835.6	870.0	(3.9)	275.8	289.5	(4.7)
International Traffic	370.0	354.4	4.4	125.7	120.1	4.6
Intel. Network, other cons. and bonusses (3)	166.4	222.5	(25.2)	52.3	77.3	(32.3)
Interconnection (4)	696.0	716.9	(2.9)	233.8	263.0	(11.1)
Handsets sales and others (5)	695.0	703.7	(1.2)	229.5	230.5	(0.4)
Internet Broadband Services	1,762.6	1,388.0	27.0	620.8	484.6	28.1
Narrowband	117.6	153.5	(23.4)	38.6	45.9	(15.8)
Broadband	1,645.0	1,234.6	33.2	582.2	438.8	32.7
Retail (6)	1,368.8	939.0	45.8	518.4	335.2	54.6
Wholesale (7)	276.2	295.6	(6.6)	63.8	103.6	(38.4)
Data Services	806.0	768.9	4.8	272.4	253.9	7.3
VPN, Leased Circuits and Broadcasting	478.6	497.9	(3.9)	166.1	163.3	1.7
Wholesale	327.4	271.0	20.8	106.3	90.6	17.4
IT Services	255.8	218.4	17.1	85.6	73.0	17.2
Total operating revenues	8,568.8	8,360.8	2.5	2,866.8	2,800.7	2.4

(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic.
(3) Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5) Managed Voice Services and other businesses revenues.
(6) Retail ADSL services and other Internet Services.
(7) Includes Megabase, Megavía, GigADSL, and local loop unbundling.
Note: On 1st July 2006, Terra España merged with Telefónica de España, S.A., retroactively to 1st January 2006. As such, Telefonica de España parent company's operating revenues for the third quarter 2006 includes Terra España's revenues for the January-September 2006 period.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	8,893.9	8,744.5	1.7	2,972.7	2,925.3	1.6
Internal expenditure capitalized in fixed assets (1)	98.2	107.8	(8.9)	31.6	32.8	(3.5)
Operating expenses	(5,260.9)	(5,434.2)	(3.2)	(1,616.4)	(1,638.2)	(1.3)
Other net operating income (expense)	(33.5)	30.7	c.s.	(8.2)	9.9	c.s.
Gain (loss) on sale of fixed assets	82.8	59.9	38.2	71.9	15.9	353.0
Impairment of goodwill and other assets	(11.1)	(5.6)	97.1	(3.8)	(1.0)	n.m.
Operating income before D&A (OIBDA)	3,769.5	3,503.0	7.6	1,447.7	1,344.7	7.7
Depreciation and amortization	(1,413.6)	(1,627.6)	(13.2)	(457.3)	(520.2)	(12.1)
Operating income (OI)	2,355.9	1,875.4	25.6	990.4	824.5	20.1

(1) Including work in process.
Note: Telefónica de España Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Fixed Line Business

Telefónica Latinoamérica Group

From January 1st 2006, Telefónica Latinoamérica Group's fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms. On the other hand, to facilitate year-on-year comparisons, the Telefónica Latinoamérica Group figures include the results of the Terra subsidiaries in Latin America since January 1st 2005.

In addition, from the 1st of May, the Group's results consolidate the results of Colombia Telecom, following the acquisition of 50% plus one share of that company in April. In these five months, Colombia Telecom has contributed 232.1 million euros to Telefónica Latinoamérica's revenues and 118.5 million euros to its OIBDA.

The currencies of the countries in which the Telefónica Latinoamérica Group operates have remained practically stable over the last quarter in relation to the euro. Year-on-year, the good evolution of exchange rates has had a positive, yet declining effect, on Telefónica Latinoamérica Group's accounts, contributing with 10.2 percentage points to the growth of revenues (16.2 percentage points to June) and 10.4 percentage points to the growth of OIBDA (15.6 percentage points to June).

In the first nine months of the year, Telefónica Latinoamérica Group recorded revenues of 7,050.3 million euros, 17.5% up on the same period of the previous year in current euros. Excluding the positive contribution of the exchange rates and the revenues from Colombia Telecom, the Telefónica Latinoamérica Group recorded revenues that were 3.5% higher in constant euros than those of the same period of 2005, reflecting the growth rate of all operators in local currency, particularly in the broadband business. Brazil recorded a 2.1% growth in revenues in local currency, supported by the strong increase in broadband connections; traditional business, despite increasing slightly due to the effect of the tariff increase in 2005 and the positive progress of the public telephony business, slowed down in comparison with previous quarters as a result of the reduction in tariffs approved by Anatel in July 2006 and the downwards trend of average traffic that the operator seeks to offset through the marketing of traffic packages. Argentina recorded a 12.5% growth in revenues in local currency due to the good performance of the traditional business, especially wholesale businesses, and thanks to the growth in revenues from broadband and new businesses. The growth in revenues in Peru (+2.5% in local currency), was mainly due to the growth in broadband and pay TV revenues, offsetting the fall in revenues from the traditional business, which was mostly due to the impact of the productivity factor (CPI-10.07%). In Chile, revenues remained stable (+0.4% in local currency) thanks to the progress of Broadband and digital TV launched in June, which offset the poor performance of traditional business, mostly due to the effect of competition and of mobile telephony.

Operating expenses for Telefónica Latinoamérica Group stood at 3,899.2 million euros until September, with a year-on-year growth of 19.7% in current euros. Excluding the contribution of Colombia Telecom and the exchange rate effect, operating expenses recorded a 6.0% growth in constant euros. This growth was affected by workforce restructuring costs in Chile and Brazil recorded during the first quarter of the year and the recently launched layoff plan in Argentina. Furthermore, greater tax expenses were recorded in Telesp due to the licence fee on the new concession, higher interconnection costs, particularly in Argentina due to the reclassification of international termination rates to operating expenses in September, the increase in payroll expenses in Argentina and higher commercial expenses, especially regarding customer service and advertising.

As a result, Telefónica Latinoamérica Group recorded an operating income before depreciation and amortization (OIBDA) of 3,198.2 million euros, 18.8% higher year-on-year. Excluding the contribution of Colombia Telecom and the positive contribution of exchange rates, OIBDA recorded a 4.0% increase in constant euros. This progress was affected by the capital gains recorded in 2005 through the sale of Infonet and, in 2006, through the sale of TUMSAC (Peru), with a net effect of 4.9 million euros on the group's accounts. Eliminating the impact of results on sales of fixed assets and the contribution of Colombia Telecom, OIBDA growth in constant euros stood at 7.0% (+5.5% in June).

The Telefónica Latinoamérica Group's CapEx until September amounted to 736.6 million euros, a year-on-year growth of 27.4% (+11.7% in constant terms and excluding the investment of Colombia Telecom), primarily used for the expansion of broadband and new businesses. The Telefónica Latinoamérica Group's operating free cash flow (OIBDA-CapEx) during the first nine months of the year amounted to 2,461.6 million euros, a 16.4% growth (+5.7% in constant euros and excluding the contribution of Colombia Telecom and the results on sales of fixed assets).

By the end of September, the Telefónica Latinoamérica Group managed 31.1 million accesses, 11.0% up on September 2005 following the incorporation of Colombia Telecom with 2.4 million fixed telephone accesses and 42,261 retail broadband Internet accesses. The Group's retail broadband Internet accesses upheld the strong growth rate of previous quarters, reaching almost 3.5 million (+43.3% year-on-year), thanks to the commercial efforts of all operators. On the other hand, fixed telephone accesses amounted to 24.0 million, 10.5% up on September 2005 following the incorporation of Colombia Telecom and also thanks to the high growth rate of Telefónica del Perú and TASA, which offset the lower plant in service of Telesp and Telefónica Chile. The Telefónica Latinoamérica Group already has 559,900 pay TV clients in Peru and Chile.

Telesp

By the end of September, Telesp had 15.8 million accesses, a year-on-year growth of 0.8% thanks to the strong growth in the number of retail broadband Internet accesses that stood close to 1.5 million (+36.1% year-on-year), following a net gain over the first nine months of the year of 271,400 accesses. Fixed telephony accesses stood at 12.3 million (-1.2% year-on-year), of which around 20% were prepaid lines or lines with a consumption limit (18% in September 2005).

Voice traffic recorded a 2.8% year-on-year decrease, standing at 52,579 million minutes as a result of the drop in local traffic (-1.8%), primarily due to lower usage per line and lower average plant. Long distance traffic, mostly inter-state, also dropped as a result of the squeeze of this market (-10% year-on-year) due to the growth of the cellular business, and a reduction was also recorded in traffic originating from mobiles.

Revenues recorded over the first nine months of the year stood at 4,156.7 million euros, a year-on-year increase of 2.1% in local currency in comparison with the 4.5% growth up to June. This fall in the growth rate is explained by the deceleration recorded in the traditional business, 1.8 percentage points lower than the growth recorded in the first half of the year mostly due to the negative tariff adjustment in July (compared with the 7% increase in tariffs in July 2005) and the reduced average fixed telephony plant. Public telephony revenues progressed within traditional revenues (+29.7% year-on-year), mostly as a result of higher card sales. The 17.2% growth of Internet revenues in local currency (narrowband + broadband) also contributed positively, contributing towards 8.5% of Telesp turnover (7.4% in the same period of 2005) thanks to the growth in broadband revenues (+29.3% in local currency), due to the increase in total connections. To a lesser extent, a growth in revenues from the data and information technology business was also recorded (+5.7% and +34.0% in local currency, respectively), providing a combined 3.9% of Company revenues.

Operating expenses recorded a 3.8% year-on-year growth in local currency, primarily due to higher tax expenses (+79.7% in local currency) due to the tax established in the new concession contract and higher personnel expenses (+9.7%) following the extraordinary charge associated to the workforce restructuring programme undertaken during the first quarter of the year that is, however, beginning to bear fruit. Excluding this extraordinary charge, personnel expenses would increase by 1.9% in local currency, whereas operating expenses would reduce their growth rate to 2.8% in local currency. Furthermore, supplies expenses dropped 0.6% in local currency due to the slowing down of interconnection expenses as a result of less traffic to mobiles. Subcontracting expenses recorded a growth rate of only 0.4% in local currency, reflecting the cost containment efforts of the operator.

Telesp's operating income before depreciation and amortisation (OIBDA) over the first nine months of the year stood at 2,001.7 million euros, 7.8% more in local currency than the same period of the previous year and positively affected by the recovery of past taxes (PIS/Cofins) following the favourable judgement issued in September. The OIBDA margin was 48.2%, 2.6 percentage points higher than that recorded in the same period of 2005.

CapEx accumulated to September amounted to 380.0 million euros, a 3.4% growth with regard to the same period of 2005 in local currency. Accordingly, the operating free cash flow (OIBDA - CapEx) amounted to 1,621.7 million euros, an increase of 8.8% year-on-year in local currency.

TELESP
ACCESSES
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
Final Clients Accesses	15,759.0	0.7	15,642.9	15,606.8	15,618.7	15,704.4
Fixed telephony accesses (1)	12,295.1	(1.2)	12,446.4	12,340.3	12,370.4	12,336.1
Internet and data accesses	3,463.9	8.4	3,196.5	3,266.5	3,248.2	3,368.3
Narrowband	1,884.5	(7.5)	2,038.4	1,986.7	1,876.1	1,891.4
Broadband (2)	1,485.2	36.1	1,091.0	1,213.8	1,307.3	1,382.4
Other	94.2	40.2	67.2	66.0	64.8	94.5
Wholesale Accesses	46.4	41.3	32.9	32.6	32.7	46.3
Total Accesses	15,805.4	0.8	15,675.8	15,639.4	15,651.3	15,750.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL and broadband circuits.

Telefónica de Argentina

In the third quarter of the year, business in Argentina continues showing a positive trend, supported by the strong growth of revenues from different commercial initiatives and despite the lack of tariff indexing since 2001.

By the end of the September, TASA managed over 5.6 million accesses (+3.8% compared with the same period in 2005) thanks to the year-on-year increase in fixed telephony accesses (+3.0%) to stand at 4.6 million, and the strong growth in the number of retail broadband Internet accesses (+71.4%), enabling the company to maintain its position as leader of the broadband market in its area of influence with 477,912 accesses.

Total voice traffic remained stable in relation to 2005 (-0.3% year-on-year), thanks to the slight increase in local, and higher domestic and international long-distance traffic, as well as intelligent network traffic, which almost offset the decrease in public telephony traffic, affected by the expansion of the cellular business and the slight drop in incoming interconnection traffic.

Revenues amounted to 730.3 million euros, a year-on-year increase of 12.5% in local currency affected by international termination expenses that, as of September, are accounted as operating expenses and no longer netting the line of revenues as of 1st January 2006. Even so, eliminating the effect of the reclassification of international termination costs, TASA revenues grew by 10.0% in local currency compared with the 9.6% recorded to June, primarily thanks to the increased growth recorded by the Internet business (narrowband + broadband), the revenues of which increased by 33.1% in local currency (+31.2% to June) and that already account for 11.0% of company revenues (1.7 percentage points more than in the same period of 2005). This growth is in line with the accelerated growth rate of its broadband accesses (whose revenues increased by 53.4% in local currency), which recorded a year-on-year increase of 71.4% having registered its highest net quarterly gain in the last three months (69,200 connections). Moreover, revenues from traditional business increased by 6.3% in local currency (+9.3% including the reclassification of international termination costs), thanks to the higher average plant in service (+3.9%) and higher interconnection revenues. The wholesale and value added services businesses also performed well, offsetting lower revenues from the public telephony business, due to greater competition from cellular operators. High growth rates were also maintained in the data and information technology businesses (+23.5% jointly in local currency) as a result of higher sales to companies, primarily of VPN's and turnkey projects, contributing towards 7.8% of TASA sales.

Operating expenses grew by 24.0% in local currency in comparison with 2005, affected by the aforementioned effect of international termination costs. Excluding this impact, operating expenses increased by 18.5% in local currency compared with the 19.2% accumulated to June. The main increase in supplies expenses (+52.2%; +21.4% excluding the international termination costs effect), was due to the increase in interconnection traffic with other operators and the cost of equipment (associated to higher revenues). Personnel expenses increased by 23.0% in local currency, affected by the rises in salaries agreed at the end of 2005 and the impact of workforce restructuring expenses recorded in the third quarter. Subcontracted services increased by 14.2% in local currency, primarily due to the growth in service contracts that were also affected by the salary increases and greater commercial and customer service activity.

The ratio of bad debt provision to revenues remained below 1% thanks to the good recovery management and to the volume of pre-paid infrastructure and consumption control, which remained at around 30% of the total.

The significant growth in business revenues enabled TASA to achieve operating income before depreciation and amortization (OIBDA) of 364.2 million euros, an increase of 3.0% in local currency on that obtained in the same period of 2005 to give a 42.5% margin over revenues.

CapEx stood at 93.5 million euros, 19.1% up year-on-year in local currency. Thus, TASA generated an operating free cash flow (OIBDA-CapEx) of 270.7 million euros, similar to that generated in January-September 2005 (-1.6% year-on-year in local currency).

TELEFÓNICA DE ARGENTINA
ACCESSES
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
Final Clients Accesses	5,611.3	3.8	5,404.6	5,417.3	5,465.4	5,548.3
Fixed telephony accesses (1)	4,612.4	3.0	4,476.7	4,532.2	4,553.1	4,586.7
Internet and data accesses	998.9	7.6	927.9	885.1	912.3	961.6
Narrowband	504.1	(20.3)	632.5	564.0	548.9	536.1
Broadband (2)	477.9	71.4	278.8	304.3	346.5	408.7
Other	16.8	0.9	16.7	16.8	16.8	16.8
Wholesale Accesses	7.2	9.0	6.6	6.9	7.3	7.2
Total Accesses	5,618.4	3.8	5,411.2	5,424.2	5,472.7	5,555.5

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, broadband circuits and ISP in the North part of the country.

Telefónica Chile

At the end of the third quarter of 2006, Telefónica Chile managed 2.8 million accesses, 2.4% down on September 2005. This drop is basically explained by old, inactive prepaid plant restatement and to the review of line cancellation criteria communicated in the second quarter of the year. Telefónica Chile remained as the clear leader in the fixed line market.

Following the launch of digital TV in June, the sales strategy was supported on the triple play, with 52,400 digital TV clients being recorded by September. A high level of ADSL sales was maintained during the third quarter, having recorded a net gain of 154,100 retail Internet broadband accesses in the first nine months of the year to give Telefónica 456,000 retail broadband accesses in Chile by the end of the quarter, 79.8% up on September 2005.

Accumulated voice traffic processed by the Telefónica Chile network by the end of the third quarter amounted to 10,800 million minutes. This figure implies a 10.5% fall in relation to 2005, in line with the previous quarter, due to the mobile substitution and higher competition.

Accumulated revenues at the end of September amounted to 757.9 million euros, which in local currency meant a 0.4% increase in comparison with the previous year thanks to the growth in Internet business revenues, which offset lower sales from traditional business. Revenues from traditional business dropped 2.6% due to the strong impact of competition and the mobile substitution. However, these lower sales were offset by higher revenues from the Internet business (narrowband + broadband + digital TV), which increased heavily to record a 33.4% year-on-year growth rate in local currency. The weight of the Internet business on total company revenues increased to 10.1%, 2.5 percentage points up on September 2005. The growth in revenues from data and information technology services (basically dealing in the companies segment) amounted to a joint 0.8% in local currency, affected by an environment of intense competition to reach 6.2% of Company sales.

During the third quarter, Telefónica Chile made a significant effort in terms of cost containment. As a result, operating expenses decreased their year-on-year growth to 6.4% in local currency (11.7% to June of this year). Personnel expenses (without taking workforce restructuring expenses into account) dropped by 5.6% in local currency as a result of the measures taken during the first few months of the year. Supplies expenses increased by 8.2% in local currency, mainly due to the increase in interconnection and equipment rental costs, although their growth was slowed down by lower equipment and card costs and by lower consumption of materials. The growth in subcontracted services slowed down to 1.3% (3.3 percentage points below the level recorded at June), despite the strong increase in activity (launch of TV, growth of ADSL, etc.).

Bad debts continued to improve in relation to the previous quarter. Accumulated bad debt provision at the end of September amounted to 2.8% of revenues, compared with the 3.1% in June.

Given the performance of revenues and costs, the accumulated operating income before depreciation and amortization (OIBDA) at September amounted to 314.9 million euros, a drop of 1.1% in local currency. Without taking the costs arising from workforce restructuring into account, OIBDA would have grown by 3.4% in relation to September 2005 in local currency, compared with the 3.9% drop to June.

Accumulated investment at the end of September (CapEx) stood at 109.7 million euros. This is a 56.3% increase in local currency year-on-year, primarily due to the launch of digital TV, the growth of broadband, improved network capacity and new information systems. Hence, the accumulated operating free cash flow (OIBDA - CapEx) amounted to 205.2 million euros, 17.3% down year-on-year in local currency.

TELEFÓNICA CHILE
ACCESSES
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
Final Clients Accesses	2,817.1	(2.3)	2,882.6	2,876.0	2,873.8	2,853.4
Fixed telephony accesses (1)	2,225.9	(9.6)	2,462.2	2,429.1	2,407.0	2,328.0
Internet and data accesses	538.9	28.2	420.4	446.9	466.7	514.9
Narrowband	72.8	(52.1)	152.0	130.5	110.7	95.6
Broadband (2)	456.0	79.8	253.7	302.0	345.4	409.0
Other	10.1	(31.4)	14.7	14.5	10.6	10.3
Pay TV	52.4	n.m.	0.0	0.0	0.0	10.4
Wholesale Accesses	21.9	(20.3)	27.5	25.9	23.9	22.8
Total Accesses	2,839.1	(2.4)	2,910.1	2,902.0	2,897.7	2,876.1

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber and broadband circuits.

TELEFÓNICA DEL PERU

At the end of the third quarter, Telefónica del Perú recorded a total of 3.5 million accesses, 11.6% up on the same period of the previous year thanks to the commercial campaigns and assistance developed over the year. Total Internet retail broadband accesses recorded the greatest growth (+40.2% year-on-year) to stand at 435,700 in September. The total number of telephone accesses continued to reflect the strength of demand, having reached a number in service of almost 2.5 million lines (+7.2% year-on-year). The pay TV business also maintained its strong growth rate, exceeding the half-million clients level (507,500) and up 16.1% following the July launch of satellite TV in addition to the cable TV already offered by the company to cover areas where cable TV has no coverage.

Total voice traffic remained at the same level of September 2005 (+0.1% year-on-year), favoured by the strong increase in long distance and fixed-to-mobile traffic, which offset the drop over the year in public telephony traffic.

Revenues show a year-on-year growth of 2.5% in local currency to stand at 819.0 million euros until September. The intense growth in local currency in Internet business revenues (narrowband + broadband + television) in relation to 2005 must be noted, which stood at 21.4% as a result of the good performance of broadband revenues (+30.2% in local currency) and the growth of television revenues, which were up 17.4% on 2005 in local currency. Thus, revenues from the Internet business contributed towards 19.7% of company revenues, compared to the 16.6% in the same period of 2005. Revenues from traditional business recorded a 1.9% drop in local currency year-on-year, for two main reasons: the impact of the productivity factor applied since September 2004 that affects revenues from fees and traffic (CPI- 10.07%), and the lower revenues from public telephony as a result of the increased use of mobile telephony. Lastly, revenues from data and information technology services recorded a combined growth of 7.6% in local currency, contributing to 5.4% of company sales.

Accumulated operating expenses in the first nine months recorded a year-on-year growth of 2.5% in local currency, as a result of an increase in supplies expenses (+1.1% in relation to September 2005), personnel expenses that increased by 6.1% and subcontracted services that increased by 4.1%. Increased sales of both traditional lines and ADSL, as well as of the TV business led to higher equipment and materials and plant maintenance expenses and to higher commercial expenses.

Bad debt provisions recorded a 29.7% fall in local currency, favoured by the growth in the prepaid and consumption control lines, which amounted to 59% of the plant in service.

Operating income before depreciation and amortization (OIBDA) stood at 359.6 million euros, up 9.3% on the same period in 2005 in local currency thanks to the good progress of revenues, the control of operating expenses and to lower extraordinary contingencies, primarily relating to labour and tax issues, and capital gains from the sale of TUMSAC. The OIBDA margin in relation to revenues stood at 43.9%, 2.7 percentage points up year-on-year.

In terms of CapEx, 82.4 million euros were invested up till September that, compared with the previous year, represented 3.4% less investments in local currency. The operating free cash flow (OIBDA-CapEx) generated by the company amounted to 277.2 million euros, a 13.7% increase in local currency with regard to 2005 thanks to the increased OIBDA obtained and the lower investment recorded.

TELEFÓNICA DEL PERÚ
ACCESSES
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
Final Clients Accesses	3,469.9	11.6	3,108.9	3,211.0	3,277.9	3,374.2
Fixed telephony accesses (1)	2,468.2	7.2	2,302.1	2,347.6	2,388.2	2,434.0
Internet and data accesses	494.2	33.7	369.6	401.2	414.9	449.8
Narrowband	49.6	(3.8)	51.5	52.5	47.6	52.0
Broadband (2)	435.7	40.2	310.7	341.1	359.8	389.3
Other	8.9	20.3	7.4	7.6	7.5	8.4
Pay TV	507.5	16.1	437.2	462.2	474.7	490.4
Wholesale Accesses	0.5	(48.3)	0.9	0.5	0.6	0.5
Total Accesses	3,470.4	11.6	3,109.8	3,211.6	3,278.5	3,374.7
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

By the end of September, TIWS accumulated revenues of 167.8 million euros. This figure represents a strong growth (+24.6% in constant euros) in relation to the same period of the previous year, thanks to the good performance of all company business lines. Revenues from International IP (which represented around 54% of total revenues) grew by 20.0% year-on-year in constant euros. Revenues from bandwidth capacity sales increased by 28.8% in constant euros, whereas sales of international virtual private networks increased by 19.6% in constant euros.

The good performance of revenues determined a significant growth in the operating income before depreciation and amortization (OIBDA), which at September amounted to 56.7 million euros, a year-on-year increase of 35.8% in constant currency.

FINANCIAL TARGETS 1

Regarding financial targets announced for 2006, Telefonica Latinoamérica Group expects that:

  Revenue growth will be around the lower end of the range announced (4%-6%), including the reclassification of international termination rates in Brazil, Argentina and Peru and public telephony commissions in Brazil into operating expenses (till now these items were recorded as a negative revenue), retroactive to January 1st 2006. These reclassifications will contribute 0.7 percentage points to revenue growth for the whole fiscal year.
  The growth in OIBDA in 2006 will be at the higher end of the 3%-5% range announced at the start of the year.
  CapEx is expected to stand at around the previously announced 1,200 million euros.

1  2006 guidance assumes constant exchange rates as of 2005, and excludes changes in consolidation perimeter, namely Colombia Telecom.
   Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2006. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures.

TELEFÓNICA LATINOAMÉRICA GROUP
ACCESSES
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
Final Clients Accesses	31,064.6	11.0	27,981.0	28,086.8	28,231.4	30,713.0
Fixed telephony accesses (1)	23,964.2	10.5	21,687.4	21,649.1	21,718.8	23,895.5
Internet and data accesses	6,540.5	11.7	5,856.4	5,975.4	6,037.9	6,316.6
Narrowband (2)	2,931.2	(11.8)	3,322.2	3,185.1	3,030.6	3,005.7
Broadband (3) (4)	3,479.3	43.3	2,428.3	2,685.4	2,907.5	3,180.9
Other	130.0	22.7	106.0	105.0	99.8	130.0
Pay TV	559.9	28.1	437.2	462.2	474.7	500.9
Wholesale Accesses	76.0	12.0	67.8	66.0	64.5	76.8
Total Accesses	31,140.6	11.0	28,048.8	28,152.7	28,295.9	30,789.8
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes narrowband ISP of Terra Brasil and Terra Colombia.
(3) Includes broadband ISP of Terra Brasil, Telefonica de Argentina, Terra Guatemala y Terra México.
(4) Includes ADSL, optical fiber, cable modem, broadband circuits and ISP in the North part of the country.
Note: Fixed telephony and Internet and Data accesses from Colombia Telecom as of September 2006 are included.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Euros in millions)
		January - September
		2006	2005	% Chg	% Chg Local Cur
Telesp	Revenues	4,156.7	3,529.6	17.8	2.1
	OIBDA	2,001.7	1,609.6	24.4	7.8
	OIBDA margin	48.2%	45.6%	2.6 p.p.
Telefónica de Argentina	Revenues	730.3	677.5	7.8	12.5
	OIBDA	364.2	369.2	(1.4)	3.0
	OIBDA margin (1)	42.5%	46.7%	(4.2 p.p.)
Telefónica Chile	Revenues	757.9	692.7	9.4	0.4
	OIBDA	314.9	292.0	7.8	(1.1)
	OIBDA margin	41.5%	42.2%	(0.6 p.p.)
Telefónica del Perú	Revenues	819.0	794.6	3.1	2.5
	OIBDA	359.6	327.2	9.9	9.3
	OIBDA margin	43.9%	41.2%	2.7 p.p.
Colombia Telecom (2)	Revenues	232.1	-	n.c.	n.c.
	OIBDA	118.5	-	n.c.	n.c.
	OIBDA margin	51.1%	-	n.c.	n.c.
TIWS	Revenues	167.8	134.0	25.2	24.6
	OIBDA	56.7	41.5	36.5	35.8
	OIBDA margin	33.8%	31.0%	2.8 p.p.
Note: From January 1st 2006, Telefónica Latinoamérica Group’s fixed telephony operator accounts include the Telefónica Empresas businesses in their respective countries. The 2005 results are shown on comparable terms.
OIBDA is presented before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Margin over revenues includes fixed to mobile interconnection.
(2) Data for Colombia Telecom only include results for May-September 2006 period.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	7,050.3	6,000.9	17.5	2,390.1	2,219.6	7.7
Internal expenditure capitalized in fixed assets (1)	35.5	31.7	11.9	12.3	12.9	(4.7)
Operating expenses	(3,899.2)	(3,257.6)	19.7	(1,309.1)	(1,195.4)	9.5
Other net operating income (expense)	13.0	(166.2)	c.s.	49.6	(70.7)	c.s.
Gain (loss) on sale of fixed assets	0.0	77.7	n.m.	4.1	(3.3)	c.s.
Impairment of goodwill and other assets	(1.5)	6.5	c.s.	0.0	1.3	n.m.
Operating income before D&A (OIBDA)	3,198.2	2,692.9	18.8	1,147.1	964.4	18.9
Depreciation and amortization	(1,460.5)	(1,314.8)	11.1	(494.0)	(468.6)	5.4
Operating income (OI)	1,737.7	1,378.0	26.1	653.2	495.8	31.7
(1) Including work in process.
Note: Telefónica Latinoamérica Group incorporates the results of Terra Networks operations from 1 January 2005.

RESULTS BY BUSINESS LINES

Telefónica Móviles Group

The Telefónica Móviles Group has registered a high level of commercial activity in the third quarter of 2006, which was determined both by the high growth rate and by intense competition in its main operations markets As of September 2006 the total managed customer base for Telefónica Móviles exceeded 104 million, with a year-over-year increase of 16.8%.

Total net adds in the third quarter of 2006, reached 3.0 million, of new customers, with the Latin American operators contributing 2.6 million. In the first nine months of the year, net adds in Latin America rose to 10.1 million, reaching a base of 78.8 million clients as of September 2006 (+20.0% vs. September of 2005).

Telefónica Móviles España recorded net adds of 365,000 clients (+45.2% vs. third quarter 2005), in line with the previous two quarters and bringing the customer base as of September above 21 million clients (+7.1% vs. September of 2005).

Consolidated revenues reached 13,537.2 million euros by September, with year-over-year growth of 12.3% in the first nine months of 2006, contributing the exchange rates 1.7 percentage points to this growth. In the third quarter, the revenue stood at 4,744.0 million euros, showing an improvement of 10.6% on the third quarter of 2005.

By geographic region, Telefónica Móviles España has accelerated its revenue growth up to 3.7% over the first nine months of 2006 (+5.1% year-over-year in the third quarter). The revenues coming from the consolidated Latin American operators increased 22.9% compared to September 2005 (19.0% excluding the impact of the exchange rates), supported by the better performance in Venezuela, Peru, Argentina and Chile.

Consolidated OIBDA reached 4,700.3 million euros in September 2006, up 11.2% in the first nine months of the year vs. 2005. Excluding the impact of the exchange rates, the year-over-year growth of the consolidated OIBDA would stand at 10.1% compared with the first nine months of 2005. In the third quarter of 2006 the OIBDA totalled 1,801.5 million euros, 9.3% more than in the same period of the previous year.

Despite the increase in commercial activity, the improvement in revenues and the control of unitary commercial costs allow the consolidated OIBDA margin in the third quarter of 2006 to reach 38.0% (-0.4 percentage points compared to the third quarter of 2005), and 34.7% until September 2006 (-0.4 percentage points compared to the same period in 2005).

OIBDA for Telefónica Móviles Spain until September exceeded 3,125.4 million euros, with an annual growth of 1.1%. In the third quarter OIBDA reached 1,149.2 million euros, with year-over-year growth of 0.5%. In the nine months to September, the margin stands at 45.5%, 1.2 percentage points below the margin obtained a year ago.

In Latin America, consolidated OIBDA rose a 37.7% in euros (+33.8% excluding the impact of exchange rates) in the first nine months of 2006 vs. the previous year, tolalling 1,653.6 million euros. In the third quarter the OIBDA for the region reached 672.1 million euros, a 29.9% increase in euros. Likewise, consolidated Latin America subsidiaries contributed 35.2% to consolidated OIBDA 1 (+6.8 percentage points vs. the previous year).

1 Consolidated data before rest and intragroup eliminations.

The higher GSM customer base weight and the change from red to black in Mexico, which records a positive OIBDA of almost one million euros in the quarter, have had a determining effect on the region's positive evolution, leading to a 2.9 percentage points progress in the margin compared to the third quarter of 2005, up to the 29.2%, and 2.6 percentage points compared with the first nine months of 2005 (24.7%).

The operating cash flow (OIBDA-CapEx) obtained in Latin America region as of September 2006 reached 765 million euros, with a year-over-year growth of 137.9%.

TELEFÓNICA MÓVILES GROUP
TOTAL CUSTOMERS
Unaudited figures (Euros in millions)
	September
	2006	2005	% Chg
Spain and Morocco	25,265.3	23,471.5	7.6
Prepaid	13,401.8	13,007.1	3.0
Contract	11,862.3	10,464.4	13.4
Fixed Wireless	1.2	0.0	n.m.
Latin America	78,777.4	65,620.7	20.0
Prepaid	63,501.6	52,149.5	21.8
Contract	14,075.4	12,479.2	12.8
Fixed Wireless	1,200.4	992.0	21.0
Total	104,042.6	89,092.1	16.8

FINANCIAL TARGETS2

Financial Guidance communicated for 2006 by Telefónica Móviles Group registers no changes:

  Revenues growth is expected to be in the +9%/+12% range.
  OIBDA growth is expected to be in the +9%/+12% range.
  CapEx is expected to be lower the one registered in 2005.

2  2006 guidance assumes constant exchange rates as of 2005, and excludes changes in consolidation perimeter. Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2006. For comparison, the equivalent other exceptional revenues/expenses registered in 2005 are also deducted from reported figures.

Spain

The key factor behind Telefónica Móviles España results is the positive performance of the commercial actions taken both in customer acquisition and retention, that has led to customer base growth, churn containment and finally revenue growth.

Thus, the net adds in the third quarter 2006 reach 365,000 lines, a 45.2% higher than in the third quarter 2005, on the back of the favourable monthly churn evolution and in particular of the contract segment, which is below 1% in the quarter.

Therefore customer revenues grow around 7% in the January-September 2006 period, at the same pace as the customer base, offsetting the price cuts which are increasing usage.

The Spanish wireless market exceeded 46 million customers by the end of the third quarter of 2006, an estimated 10% up on September 2005 as a result of greater commercial activity by operators due to a highly competitive environment. Hence, the estimated penetration rate of the market stood at 103%, 8.6 percentage points up on the previous year.

The continued commercial efforts of Telefónica Móviles España over the quarter must be noted, carrying out more than 2.6 million commercial actions, higher than that of the same quarter in 2005, to give a yearly accumulate of 8.4 million commercial actions (+5.1% vs. the same period in 2005). The company continues to record a high level of gross adds, amounting to almost 1.5 million during the third quarter of 2006 and over 20% higher than during the same quarter of 2005. Gross adds totalled 4.4 million to September 2006, 16.4% up on the same period of the previous year.

Along these lines, Telefónica Móviles España recorded net adds of 365,000 lines in the third quarter of 2006, 45.2% higher than the 251,000 net adds recorded in the same quarter of 2005 and exceeding 21 million customers by September end (+7.1% vs. September 2005). Net adds exceed 1.1 million during the first nine months of the year (+72.3% vs. the same period of 2005).

The net gain of portability contributed significantly towards this positive result, standing at 62,500 net adds, the highest figure recorded in a third quarter in the company's history and 63.3% up on the third quarter of 2005, giving an accumulated net balance of 113.000 compared with a negative net balance over the first nine months of 2005. Hence, Telefónica Móviles España was the operator to experience the greatest progress from one year to the next in terms of its net portability balance. It is worth highlighting that the good performance in terms of portability has been on contract customers , recording a positive balance of 72,000 lines in the third quarter of 2006. This positive performance of the contract segment, almost 200,000 prepaid to contract migrations during the third quarter, a higher volume of contract gross adds and the good evolution of the churn rate led the contract segment to represent 55.8% of the total customer base by September 2006, 3.3 percentage points up year on year.

Monthly churn rates for the third quarter of 2006 amounted to 1.76%, in line with that of the same period in 2005 (1.64%). It must be noted that this slight increase in the churn rate is due to the prepaid segment and its lower-value customers, with excellent monthly churn performance in the contract segment that remained below 1%. Churn containment in the contract segments is partly due to the good results achieved in customer retention activities, which continue to reward customer loyalty, offering extremely favourable conditions for handset upgrades in exchange for signing commitment contracts.

In terms of the main traffic and consumption indicators, the company networks carried during the third quarter a total of 14,690 million minutes, 5.9% up year on year. On-net traffic recorded a year-on-year increase of 3.7% due to the good performance of the different campaigns that strengthened the community effect and promoted internal traffic among company customers. Thus, MOU in the third quarter of 2006 amounted to 158 minutes, in line with that obtained in the same period of 2005. Accumulated MOU stood at 156 minutes, a 4.5% increase year on year.

Voice ARPU totalled 29.3 euros in the third quarter, 1.4% down on the same period of the previous year primarily due to the cut in interconnection rates in the forth quarter 2005. Accumulated voice ARPU over the year stood at 28.5 euros, limiting its fall to 0.9% compared to the 2005 accumulated one due to a lower incoming ARPU. Accumulated outgoing voice ARPU increased by 1.2% in comparison with the first nine months of 2005.

In terms of interconnection rates, in September, the CMT published a new resolution in which it established the maximum average prices applicable to voice termination interconnection services over mobile networks. In this regulation, the CMT established a period of three years between October 2006 and September 2009 to set a half-yearly path to lower the average prices of the three operators so that, by the end of the period, they all stand at €0.07/minute. The first cut proposed, made effective as of 16th October, represents a reduction for Telefónica Móviles España of 7% in relation to the previous prices in force, establishing the price at 0.111 euro/min .

Data ARPU for the third quarter of 2006 totalled 4.6 euros, a 1.3% year-on-year growth. This increase was fuelled by data connectivity traffic and, more particularly, by the data semi flat-rates (5Gb, 1Gb and 30 Mb packages), for which over 80,000 customers have already signed up. Accumulated data ARPU amounted to 4.4 euros (+1.9% vs. September 2005). The company now has over 785,000. UMTS customers.

Thus, total ARPU for the third quarter 2006 stood at 33.9 euros, slightly down to the one recorded in the third quarter of 2005 (-1.1%) but 2.7% higher than that of the previous quarter. ARPU stood at 32.9 euros in the first nine months of the year, a slight 0.5% drop in comparison with the September 2005 accumulate.

The following must be noted in terms of the financial results for the third quarter of the year:

Revenues from Telefónica Móviles España amounted to 2,446.3 million euros in the third quarter of 2006, a year-on-year growth of 5.1%. The positive financial results obtained are due on one hand to the strong service revenue performance that increased by 4.2% in relation to the third quarter of 2005, reflecting an increase in Telefónica Móviles España customer traffic, and, on the other, to the good performance of the revenues from handset sales as a result of the strong commercial drive, which amounted to 272.5 million euros (+13.1%).

The positive performance of service revenues was backed by customer revenues (+6.8% up on the third quarter of 2005), which offset lower roaming and interconnection revenues (-3.7%). Notable within the roaming business is the launch of initiatives with Group 02 mobile operators, such as the recent introduction of a new roaming rate in My Europe to eliminate charges for receiving calls abroad, offering customers tangible benefits and an example of the progress in obtaining combined synergies.

Accumulated revenues totalled 6,866.8 million euros, a 3.7% increase in comparison with the first nine months of 2005.

In this context, Telefónica Móviles España obtained an OIBDA of 1,149.2 million euros in the third quarter of the year, 0.5% up on that recorded one year ago. Commercial expenses (acquisitions, retention and advertising) represented 14% of gross service revenue during third quarter 2006, 1 percentage point up on the third quarter of 2005 as a result of greater commercial activity and partly offset by lower unit commercial costs. Hence, Telefónica Móviles España recorded a 47.0% OIBDA margin over the quarter.

Accumulated OIBDA amounted to 3,125.4 million euros, 1.1% higher than that obtained in the first nine months of 2005 to reach an OIBDA margin of 45.5%, 1.2 percentage points down on that recorded in the first nine months of 2005 due to the greater commercial activity recorded and the slight increase in customer and network management expenses.

Accumulated investment stood at 408.8 million euros, showing the progress in the UMTS network rollout where the company already has over 5,700 base stations and offers coverage in areas housing over 80% of the population. It is worth highlighting, that Telefónica Móviles España offers already HSDPA coverage in all cities with more than 100,000 inhabitants and in the 180 more relevant municipalities of the other Spanish cities, showing the company commitment to develop new technologies.

Thus, the company obtained an accumulated operating cash flow of 2,716.6 million euros over the year, higher than that reached in the same period of 2005.

TELEFÓNICA MÓVILES ESPAÑA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	6,866.8	6,621.5	3.7	2,446.3	2,326.7	5.1
OIBDA	3,125.4	3,089.9	1.1	1,149.2	1,143.3	0.5
OIBDA margin	45.5%	46.7%	(1.2 p.p.)	47.0%	49.1%	(2.2 p.p.)

TELEFÓNICA MÓVILES ESPAÑA
SELECTED OPERATING DATA
Unaudited figures
	2006		2005		2006
	September	% Chg	September	December	March	June
Cellular customer (thousands)	21,019.7	7.1	19,632.9	19,889.9	20,276.8	20,655.0
Prepaid	9,290.7	(0.4)	9,330.0	9,186.4	9,231.9	9,261.2
Contract	11,729.0	13.8	10,302.9	10,703.5	11,044.9	11,393.8
	3Q	% Chg	3Q	4Q	1Q	2Q
MOU (minutes)	157.9	(0.3)	158.4	151.5	153.1	156.0
Prepaid	70.9	(11.8)	80.4	66.6	65.7	64.5
Contract	227.7	(1.5)	231.2	226.0	227.3	231.3
ARPU (EUR)	33.9	(1.1)	34.2	33.2	31.8	33.0
Prepaid	17.6	(6.6)	18.9	16.7	15.7	16.4
Contract	46.9	(3.4)	48.5	47.7	45.5	46.6
Data ARPU	4.6	1.3	4.5	4.7	4.4	4.2
% non-P2P SMS over data revenues	43.9%	5.8 p.p.	41.5%	41.1%	43.6%	42.5%
Note: MOU and ARPU calculated as monthly quarterly average.

TELEFÓNICA MÓVILES ESPAÑA
REVENUES
Unaudited figures
	September
	2006	2005
Customer revenues	68.9%	66.4%
Interconnection	16.4%	17.5%
Handset sales	11.4%	12.1%
Roaming - In	3.0%	3.3%
Other	0.3%	0.7%

FINANCIAL OBJECTIVES

The financial objectives of Telefónica Móviles España announced on 28th February remain unchanged:

  Revenue growth is estimated to stand between +3% and+6%
  OIBDA margin below that of 2005 (46.7%)
  CapEx will stand below 800 million euros

Morocco

At the end of September 2006, Médi Telecom's customer base stood at 4.25 million, a 10.6% year over-year increase.

Regarding financial results, revenues in the January-September period totalled 322 million euros (+7.7% in local currency vs. the first nine months of 2005), on the back of the good performance of service revenues.

OIBDA to September 2006 increases 24% in local currency to reach 145 million euros standing the margin in the first nine months of the year at 45% (+6 percentage point vs. the margin at September 2005).

MOROCCO
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg		December	March	June
MEDI TELECOM	4,245.6	10.6	3,838.6	4,023.3	4,185.6	4,167.9
Prepaid	4,111.0	11.8	3,677.1	3,873.4	4,040.5	4,029.8
Contract	133.3	(17.4)	161.5	149.9	145.1	137.7
Fixed Wireless	1.2	n.m.	0.0	0.0	0.0	0.4

Latin america

Brazil

During the third quarter 2006, Vivo results have shown an improvement as a consequence of the action plan implemented, although they also continue to reflect the impact of the high level of competition existing on the market.

Throughout the third quarter, Vivo carried out some of the initiatives defined in its action plan for resolving problems and improving the performance of the company, obtaining positive results in reducing cloning through the Zero Fraud project. Reductions were seen in 84% of cases in implemented regions. Execution in all regions is planned for the fourth quarter of this year. During third quarter of 2006, Vivo launched campaigns aimed at increasing service usage and prepaid traffic. The company will also continue to focus on its high-value clients with aggressive pricing campaigns that will be complemented with the launch of new plans in the fourth quarter. These will be based on loyalty and retention plans, which are increasingly efficient.

In this context, at the end of third quarter of 2006, customer base for Vivo totalled 28.7 million clients in a market surpassing 53% penetration and with growth compared to the third quarter 2005 of 7 percentage points. Commercial activity for the quarter is in line with previous quarters, although a rebound in churn rate of up to 2.6% in the third quarter of 2006 (+0.6 percentage points compared to the third quarter in 2005) leave net adds for the quarter at 201.000 clients.

Usage and traffic reaped the positive effects of campaigns carried out in third quarter which focused on boosting consumption (talk 45 minutes and pay for 3 minutes; bonus variable according to the top-up for on-net traffic; etc.). The MOU in the third quarter of 2006 was 78 minutes, showing a recovery with regards to the same period last year of 1.7%, an effect that transfers to the ARPU, which was 29.2 Brazilian reais (+2.7% vs. third quarter 2005).

Regarding financial results, total revenues in the first nine months of the year reached 1,488.5 million euros (-3.1% compared to the same period in 2005 in local currency). Service revenues in local currency during the first nine months of the year dropped by 1.5% vs. the same period in 2005, while this same figure for the third quarter of 2006 increased by 3.2% with respect to the same period last year, due to greater revenues from interconnection (+15.7%), which was the consequence of the removal of the Bill & Keep rule. If the impact of regulatory change were eliminated, service revenues would be reduced by 8.8% compared to the same period of the previous year.

In line with focusing Company efforts on the most relevant operational regions, it should be highlighted the positive development of outgoing revenues in the Rio de Janeiro area (both voice and data), a result of increased outgoing traffic.

The revenue evolution along with the containment of operating expenses translates into a recovery of OIBDA levels with respect to the last quarter. In 2006, the OIBDA fell 23.4% in local currency to finish at 335.3 million euros, registering a margin of 22.5%, whilst looking at the third quarter solely; it shrank by 6.8% in local currency compared to 2005, obtaining an OIBDA margin of 26.9% for the quarter. Regulatory changes to Bill & Keep rule have had a positive impact on the OIBDA of around 6 million euros in the quarter.

BRASIL
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September				July - September
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	1,488.5	1,331.7	11.8	(3.1)	516.5	495.4	4.3
OIBDA	335.3	379.2	(11.6)	(23.4)	139.2	143.3	(2.8)
OIBDA margin	22.5%	28.5%	(5.9 p.p.)		26.9%	28.9%	(2.0 p.p.)

BRAZIL
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
VIVO	28,725.7	(0.4)	28,840.5	29,804.6	30,137.7	28,524.7
Prepaid	23,481.5	1.3	23,190.3	24,060.8	24,377.2	23,256.5
Contract	5,244.1	(7.2)	5,650.2	5,743.8	5,760.5	5,268.1
At the close of 1H06, an adjustment of 1.8 million inactive lines in Brazil was made.

Northern Region

México

During the third quarter of 2006, Telefónica Móviles México continued to increase its commercial activity, in line with the initiatives developed in the first semester to improve its competitive positioning, boosting the improvement of the sales network in the third quarter in coverage and quality, as well as customer service and network quality.

As of September 2006, penetration in the Mexican market surpassed 49% (+8 percentage points year-on-year).

In this context, Telefónica Móviles México exceeded 7.4 million clients, which involves a growth of 24.5% with respect to the third quarter of 2005. This good performance is based on the development and improvement of the sales network, which allowed adds to surpass 1.2 million in the third quarter of 2006, 50% higher than the numbers recorded in the same period last year. In turn, churn rate continued to show positive trends, improving 3.1% showed in the third quarter of 2006 (compared to 3.9% in both the third quarter of 2005 and the second quarter 2006) as a consequence of the measures adopted, which was aimed at increasing the quality of the customer base acquisition. In this way, Telefónica Móviles México obtained net adds in the third quarter 2006 of 578,000 clients (more than four times the net adds of third quarter 2005), almost reaching 1.1 million in the first nine months of the year.

In the third quarter of 2006, the contract segment showed favourable developments, reaching net adds of 66,000 clients (+128.1% with respect to the third quarter 2005), due to both a greater number of new customers and a containment of churn in this segment, which continued to drop, finishing at 1.6% in the third quarter of 2006.

Regarding operating indicators, traffic growth obtained during the third quarter should be mentioned. MOU in the third quarter 2006 reached 87 minutes (+84.3% with respect to the third quarter 2005) and lead the ARPU, up to 123.4 Mexican pesos (+16.2% vs. the third quarter 2005). In the accrued year, the MOU is 70 minutes (+36.0% with respect to the first nine months of 2005) and the ARPU is 115.7 Mexican pesos (+8.0% with respect to the same period last year). The good performance of these indicators is supported by the warm welcome the new commercial offer, launched in prior quarters, is receiving with plans such as 'Fixed Rate per Call' or the 'Fixed Rate Plan', which are fostering the usage.

As a result of the good commercial performance of the Company, revenues during the first nine months of 2006 reach 689.1 million euros and show a growth of 20.0% in local currency with respect to the same period in 2005, based on service revenues that grew 25.9% in local currency with respect to the first nine months of 2005, higher than the growth of the total client numbers (+24.5%), reflecting the better quality of clients. This good performance in service revenues is due to the development of outgoing revenues (+36.1% in local currency) and to a lesser degree on incoming revenues (+7.6% in local currency), which continue to show the drop in interconnection rates at the beginning of the year. The good performance of service revenues in third quarter 2006 is worth emphasising, showing growth of 38.4% vs. the third quarter of 2005.

Despite the intense commercial activity of third quarter, the good performance of revenues and greatly improved efficiency have led to OIBDA for first time, at 0.7 million euros in third quarter 2006. However, in the first nine months of 2006, OIBDA reached negative 32.3 million euros.

The improved OIBDA evolution translates into the negative operating cash flow, which in the first nine months of 2006 reduced its losses in local currency by 52% compared to the previous year, at 129 million euros.

It is noteworthy the delay of the entry into force of the 'El que llama paga nacional '(National CPP') system, initially planned for the 10th of October. On the 11th of October, Telcel, Telmex, Iusacell, Unefon and Movistar operators agreed upon the entry into force of this system for the 4th of November, although the interconnection rates currently in force shall be respected until the 31st of December.

MÉXICO
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September				July - September
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	689.1	563.4	22.3	20.0	244.8	192.2	27.4
OIBDA	(32.3)	(130.5)	(75.3)	(75.7)	0.7	(33.6)	c.s.
OIBDA margin	-4.7%	-23.2%	18.5 p.p.		0.3%	-17.5%	17.7 p.p.

MEXICO
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Mexico	7,443.3	24.5	5,976.6	6,368.1	6,559.4	6,865.6
Prepaid	6,950.7	22.1	5,692.5	6,047.7	6,189.1	6,439.0
Contract	490.9	72.9	283.9	319.9	369.3	425.3
Fixed Wireless	1.6	n.m.	0.1	0.6	0.9	1.2

NORTHERN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM México	7,443.3	24.5	5,976.6	6,368.1	6,559.4	6,865.6
Prepaid	6,950.7	22.1	5,692.5	6,047.7	6,189.1	6,439.0
Contract	490.9	72.9	283.9	319.9	369.3	425.3
Fixed Wireless	1.6	n.m.	0.1	0.6	0.9	1.2
TEM Guatemala	1,385.6	50.0	923.9	1,040.7	1,149.1	1,281.4
Prepaid	1,175.8	58.5	741.6	864.4	965.8	1,078.8
Contract	88.9	21.5	73.2	69.9	71.2	82.1
Fixed Wireless	120.9	10.9	109.1	106.3	112.1	120.6
TEM Panamá	948.7	20.4	788.2	849.4	904.8	889.4
Prepaid	872.1	20.6	723.0	781.5	836.2	815.9
Contract	76.7	17.6	65.2	67.9	68.5	73.5
TEM El Salvador	743.6	50.5	494.0	537.8	626.4	693.9
Prepaid	607.3	53.5	395.6	435.3	513.6	568.8
Contract	86.2	11.0	77.7	79.0	79.9	82.5
Fixed Wireless	50.0	140.8	20.8	23.5	32.9	42.6
TEM Nicaragua	486.9	44.5	336.9	371.6	414.7	458.7
Prepaid	423.7	53.2	276.6	310.4	354.6	397.2
Contract	43.2	(3.4)	44.7	45.3	43.4	43.2
Fixed Wireless	20.0	28.1	15.6	15.9	16.7	18.3
Total Acceses	11,008.1	29.2	8,519.6	9,167.6	9,654.3	10,188.9

Andean Region

Venezuela

The mobile telephony market in Venezuela continued to show solid growth, with an estimated penetration of 61%, a 22 percentage points leap from the figure for September 2005.

Telefónica Móviles Venezuela obtained net adds in third quarter 2006 of 205.300 lines, 69% up on the third quarter of 2005, surpassing 8 million clients at the end of September, which represents an year-on-year increase of 51%.

The growth in the client base, the promotion of plans with "on net" minute packages and ongoing improvement of data revenues translated into a growth in service revenues of 48.0% year-on-year in third quarter 2006 (+50.0% in accrued 2006 vs. the first nine months of 2005). This good performance of service revenues transferred to total revenues, which recorded an increase of 45.5% in local currency year-on-year and 47.5% in the year to date, totalling 1,450.0 million euros in the first nine months of the year.

Despite increased commercial activity in the third quarter 2006 compared to the same period in 2005 (+78.5%), greater efficiency and cost controls allowed the OIBDA to record a growth of 43.5% in local currency compared to the first nine months of 2005, surpassing 579.2 million euros (+60% year-on-year for the third quarter). Thus, the OIBDA margin was 47.5%, 4.7 percentage points above the margin for the third quarter last year. For the first nine months of the year, the margin stood at 39.9%.

VENEZUELA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September				July - September
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	1,450.0	993.4	46.0	47.5	497.9	358.1	39.0
OIBDA	579.2	407.9	42.0	43.5	236.5	153.2	54.3
OIBDA margin	39.9%	41.1%	(1.1 p.p.)		47.5%	42.8%	4.7 p.p.

VENEZUELA
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Venezuela	8,025.9	50.9	5,319.0	6,160.3	6,683.3	7,820.6
Prepaid	6,813.6	55.1	4,393.2	5,203.7	5,659.0	6,665.7
Contract	431.6	26.9	340.0	347.8	371.7	399.2
Fixed Wireless	780.7	33.3	585.8	608.8	652.7	755.7

Colombia

The Colombian mobile market has maintained its strong growth trend in recent quarters, surpassing 29.3 million clients, a growth of 59% year-on-year, as a consequence of strong competition. Penetration reached 71.1% (+31.1 percentage points with respect to September 2005).

During third quarter 2006, commercial activity, mainly in GSM, registers a 38.4% year-on-year. Thus, there were net adds in third quarter 2006 of 212,972 lines, totalling 1.7 million as of September 2006, 11.7% less than that obtained in the first nine months of the year 2005, affected by an increasing churn. Therefore, total numbers in September 2006 almost reached 7.7 million clients (+48.7% year-on-year), with 55% of clients on GSM (+6.0 percentage points vs. second quarter 2006).

Regarding the financial results, revenues in local currency show a 11.9% growth compared to third quarter 2005, which in the year to date totals 9.2%, or a total of 584.0 million euros. The evolution in service revenues (+5.6% in local currency with respect to third quarter 2005) has been affected by reductions in interconnection rates and accelerated growth in the customer base. Cumulative service revenues shows progress of 5.9% in local currency with respect to the first nine months of 2005.

Increased commercial initiatives in third quarter 2006 compared to the same period in 2005 affected the OIBDA, which recorded a drop in local currency of 16.4% year-on-year. Nevertheless, in the year to date, the OIBDA has registered a growth of 40.9% in local currency, reaching a margin of 14.5% (+3.2 percentage points compared to the first nine months of 2005).

COLOMBIA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September				July - September
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	584.0	536.2	8.9	9.2	191.8	188.3	1.8
OIBDA	84.4	60.1	40.5	40.9	34.5	43.2	(20.1)
OIBDA margin	14.5%	11.2%	3.2 p.p.		18.0%	23.0%	(4.9 p.p.)

COLOMBIA
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Colombia	7,687.0	48.7	5,170.6	6,033.0	6,817.8	7,474.0
Prepaid	5,883.5	48.0	3,976.7	4,657.9	5,283.6	5,721.4
Contract	1,803.5	51.1	1,193.9	1,375.1	1,534.1	1,752.7

Peru

The Peruvian market has shown greater dynamism during the third quarter of 2006 than in previous quarters, increasing penetration by more than 10 percentage points in order to reach 27.5% as of September 2006.

During this quarter, more competitive intensity was observed based on lower entry barriers and increased traffic discounts. Telefónica Móviles Peru has been able to counteract these aggressive commercial activity by relying on the strength of the sales channels and the improvements of the commercial offers and added value services, which have permitted it to more than double commercial activity levels of the third quarter of 2005. Thus, the company has obtained net adds of 464,890 clients, more than triple that reached in the third quarter of 2005. Therefore, total customer base at the close of September 2006 surpassed 4.5 million clients (+41% year-on-year), with 28% of clients already on GSM.

The company continues to show strong revenue growth. Revenues in local currency increased by 32% in third quarter 2006 year-on-year and 20.1% compared to the first nine months of last year, reaching 318.6 million euros. The development of service revenues is worth mentioning. These showed a year-on-year growth of 30.4% in the third quarter and 16.9% in the year to date, both in local currency, due to the excellent performance of prepaid outgoing revenues that show an accrued growth through September 2006 in local currency of 99% year-on-year, lead by increased traffic promotions.

Despite increased commercial activities in third quarter, good revenue performance and greater operating efficiency have led an OIBDA growth of 27% compared to third quarter 2005, and 7.2% with respect to the first nine months of the year, reaching 91.7 million euros. Quarterly margins reached 31.1% and 28.8% for the nine months to September (-3.5 percentage points to that registered in the first nine months of 2005).

PERÚ
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September				July - September
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	318.6	263.8	20.8	20.1	117.8	92.2	27.8
OIBDA	91.7	85.0	7.8	7.2	36.6	29.7	23.1
OIBDA margin	28.8%	32.2%	(3.5 p.p.)		31.1%	32.2%	(1.2 p.p.)

PERU
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Perú	4,513.8	41.1	3,199.3	3,455.0	3,680.9	4,048.9
Prepaid	3,749.7	46.6	2,557.7	2,804.3	3,007.6	3,331.1
Contract	691.9	21.4	569.8	579.5	603.3	648.1
Fixed Wireless	72.2	0.6	71.8	71.1	70.1	69.8

ANDEAN REGION
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Venezuela	8,025.9	50.9	5,319.0	6,160.3	6,683.3	7,820.6
Prepaid	6,813.6	55.1	4,393.2	5,203.7	5,659.0	6,665.7
Contract	431.6	26.9	340.0	347.8	371.7	399.2
Fixed Wireless	780.7	33.3	585.8	608.8	652.7	755.7
TEM Colombia	7,687.0	48.7	5,170.6	6,033.0	6,817.8	7,474.0
Prepaid	5,883.5	48.0	3,976.7	4,657.9	5,283.6	5,721.4
Contract	1,803.5	51.1	1,193.9	1,375.1	1,534.1	1,752.7
TEM Perú	4,513.8	41.1	3,199.3	3,455.0	3,680.9	4,048.9
Prepaid	3,749.7	46.6	2,557.7	2,804.3	3,007.6	3,331.1
Contract	691.9	21.4	569.8	579.5	603.3	648.1
Fixed Wireless	72.2	0.6	71.8	71.1	70.1	69.8
TEM Ecuador	2,393.1	47.3	1,624.2	1,884.6	2,328.4	2,554.7
Prepaid	1,984.0	55.7	1,273.9	1,517.5	1,948.3	2,161.7
Contract	406.9	17.0	347.8	364.7	377.7	390.6
Fixed Wireless	2.2	(9.3)	2.5	2.4	2.4	2.3
Total Acceses	22,619.8	47.7	15,313.1	17,532.8	19,510.5	21,898.2

southern Cone Region

Argentina

During third quarter 2006, the Argentinean mobile market continued showing remarkable growth, reaching an estimated penetration of 69%, 21 percentage points above September 2005.

Telefónica Móviles Argentina recorded a growth in its commercial activities in the third quarter 2006 vs. the same period in 2005. Net adds in the third quarter of 2006 totalled 664,181 new clients, in line with the third quarter 2005, surpassing 1.8 million in the year to date. Therefore, customer base increased by 37.3% to total 10.15 million, with a 70% out of the total base in GSM (42% in third quarter 2005).

Regarding financial results in local currency, revenues maintained the solid growth registered in previous quarters, presenting a 33.9% growth in the nine months to September 2006 vs. the same period in 2005, which translates into 906.6 million euros in local currency (+32% year-on-year in third quarter). Service revenue grew a 30.6% in third quarter 2006 year-on-year, driven by the good performance of outgoing revenues, and especially prepaid revenues. Cumulative service revenues had a growth of 33%. The good evolution of data revenue is worth mentioning, which more than doubled with respect to the figures as of September 2005, reaching 184 million euros.

Good revenue performance, coupled with increased commercial activity associated with lower unit acquisition subsidies, have led to an increase in OIBDA of 111.5% in local currency (+61.2% in the third quarter year-on-year), up to 217.2 million euros in the cumulative through September 2006. Thus, the OIBDA margin improved by 8.8 percentage points compared to last year, to finish at 24.0% (27.0% for the third quarter).

ARGENTINA
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September				July - September
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	906.6	706.6	28.3	33.9	316.0	265.3	19.1
OIBDA	217.2	107.2	102.7	111.5	85.4	57.5	48.6
OIBDA margin	24.0%	15.2%	8.8 p.p.		27.0%	21.7%	5.4 p.p.

ARGENTINA
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Argentina	10,150.2	37.3	7,395.2	8,335.0	8,914.4	9,486.1
Prepaid	6,498.1	50.7	4,312.2	5,035.8	5,535.2	5,951.4
Contract (1)	3,499.4	20.8	2,896.7	3,119.2	3,210.0	3,373.8
Fixed Wireless	152.7	(18.0)	186.3	179.9	169.2	160.8

Chile

The Chilean market has continued showing sustained growth as a consequence of extreme market competition. Therefore, estimated penetration as of September 2006 reached 78.3%, with an advance of 10 percentage points year-on-year.

Total customer base for Telefónica Móviles Chile surpassed 5.6 million clients at the end of September (+7.4% with respect to the third quarter of 2005), driven by new GSM clients with 69% of the total base already using this technology. It should be highlighted the 28% increase in the contract base (1.1 million), representing 20% of the customer base. Net adds in the third quarter of 2006 totalled 103,000 new clients, compared to negative net adds in the third quarter 2005, as a consequence of the increased commercial activity and a better performance, with regards to the churn rate. Cumulative net adds totalled 342,000 clients, 28.5% below the figure for the same period last year, although with a greater contract weight.

Revenues to September 2006, show good performance with a 16.0% growth in local currency year-on-year, totalling 580.6 million euros. This was due to the good evolution of service revenues (+20.9% in 2006 year to date compared to the same period in 2005; +20.5% in third quarter 2006 vs. third quarter 2005 both in local currency), and in particular to the outgoing revenues that were significantly above the growth of the client base, reflecting the positive development of the ARPU (+11.6% with respect to the nine months to September 2005).

This good performance of revenues transferred to the OIBDA, which recorded a 4.6% growth in year-on-year third quarter and 15.0% in local currency compared to the first nine months of last year, reaching 186.9 million euros. The cumulative OIBDA margin as of September 2006 reached 32.2%, in line with that obtained in the same period in 2005, despite increased commercial efforts taken due to initiatives arising from technological migrations and plans. The OIBDA margin in the third quarter of 2006 reached 35.6%.

CHILE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September				July - September
	2006	2005	% Chg	% Chg Local Cur	2006	2005	% Chg
Revenues	580.6	459.2	26.4	16.0	196.5	171.6	14.5
OIBDA	186.9	149.1	25.4	15.0	70.0	66.5	5.3
OIBDA margin	32.2%	32.5%	(0.3 p.p.)		35.6%	38.8%	(3.1 p.p.)

CHILE
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Chile	5,618.1	7.4	5,230.2	5,275.8	5,335.0	5,515.1
Prepaid	4,491.6	3.3	4,350.0	4,384.1	4,396.0	4,501.9
Contract (1)	1,126.5	28.0	880.1	891.7	938.9	1,013.2

SOUTHERN CONE
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
TEM Argentina	10,150.2	37.3	7,395.2	8,335.0	8,914.4	9,486.1
Prepaid	6,498.1	50.7	4,312.2	5,035.8	5,535.2	5,951.4
Contract (1)	3,499.4	20.8	2,896.7	3,119.2	3,210.0	3,373.8
Fixed Wireless	152.7	(18.0)	186.3	179.9	169.2	160.8
TEM Chile	5,618.1	7.4	5,230.2	5,275.8	5,335.0	5,515.1
Prepaid	4,491.6	3.3	4,350.0	4,384.1	4,396.0	4,501.9
Contract	1,126.5	28.0	880.1	891.7	938.9	1,013.2
TEM Uruguay	655.4	103.5	322.1	418.9	500.4	584.4
Prepaid	569.8	114.1	266.1	356.5	434.7	511.9
Contract	85.6	52.9	56.0	62.4	65.6	72.5
Total Acceses	16,423.8	26.8	12,947.5	14,029.7	14,749.8	15,585.6
(1) Includes costumers with an "Ahorro" contract, who prepay a monthly fee.

TELEFÓNICA MÓVILES GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - September
		2006	2005	% Chg
Spain	Revenues	6,866.8	6,621.5	3.7
	OIBDA	3,125.4	3,089.9	1.1
	OIBDA margin	45.5%	46.7%	(1.2 p.p.)
Latin America	Revenues	6,695.3	5,445.7	22.9
	OIBDA	1,653.6	1,200.7	37.7
	OIBDA margin	24.7%	22.0%	2.6 p.p.
Brazil	Revenues	1,488.5	1,331.7	11.8
	OIBDA	335.3	379.2	(11.6)
	OIBDA margin	22.5%	28.5%	(5.9 p.p.)
Northern Region	Revenues	1,092.7	909.7	20.1
	OIBDA	94.6	(23.8)	c.s.
	OIBDA margin	8.7%	-2.6%	11.3 p.p.
Andean Region	Revenues	2,573.0	2,009.9	28.0
	OIBDA	809.3	584.0	38.6
	OIBDA margin	31.5%	29.1%	2.4 p.p.
Southern Cone	Revenues	1,541.1	1,194.4	29.0
	OIBDA	414.4	261.3	58.6
	OIBDA margin	26.9%	21.9%	5.0 p.p.
Rest and intragroup	Revenues	(24.9)	(17.1)	45.5
	OIBDA	(78.7)	(64.1)	22.8
	OIBDA margin	n.m.	n.m.	n.c.
TOTAL	Revenues	13,537.2	12,050.0	12.3
	OIBDA	4,700.3	4,226.5	11.2
	OIBDA margin	34.7%	35.1%	(0.4 p.p.)

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	13,537.2	12,050.0	12.3	4,744.0	4,290.2	10.6
Internal expenditure capitalized in fixed assets (1)	87.8	85.8	2.4	29.9	33.7	(11.2)
Operating expenses	(8,738.8)	(7,785.3)	12.2	(2,941.4)	(2,607.9)	12.8
Other net operating income (expense)	(185.0)	(122.7)	50.8	(30.8)	(68.2)	(54.8)
Gain (loss) on sale of fixed assets	(0.9)	(1.2)	(25.6)	(0.2)	0.0	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.m.	0.0	0.0	n.m.
Operating income before D&A (OIBDA)	4,700.3	4,226.5	11.2	1,801.5	1,647.7	9.3
Depreciation and amortization	(1,825.2)	(1,679.8)	8.7	(606.6)	(585.7)	3.6
Operating income (OI)	2,875.1	2,546.7	12.9	1,194.9	1,062.0	12.5
(1) Including work in process.

TELEFÓNICA MÓVILES GROUP
CAPEX BY GEOGRAPHIC REGIONS
Unaudited figures (In Million Euros)
	January - September
	2006	2005	% Chg
Spain	408.8	504.7	(19.0)
Latin America	889.0	879.3	1.1
Brazil	196.0	212.5	(7.7)
Northern Region	170.4	192.4	(11.4)
Mexico	97.1	133.1	(27.0)
Guatemala	27.1	15.0	80.0
El Salvador	20.0	14.2	41.0
Panama	19.8	16.4	20.8
Nicaragua	6.5	13.7	(52.7)
Andean Region	329.7	290.6	13.5
Venezuela	112.8	79.7	41.6
Colombia	152.0	155.9	(2.4)
Peru	43.4	19.9	118.0
Ecuador	21.5	35.2	(39.0)
Southern Cone	192.9	183.9	4.9
Argentina	67.9	82.0	(17.2)
Chile	120.6	84.5	42.7
Uruguay	4.4	17.4	n.s.
Rest of the World	3.3	0.6	n.m.
TOTAL	1,301.1	1,384.6	(6.0)
Group Capex in 2006 at cumulative exchange rate. For comparative purposes, 2005 Capex has been recalculated at the cumulative average exchange rate for the corresponding period.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

The results of Telefónica O2 Europe for the period ended 30 September 2006 comprise the results of the O2 Group for the 8 month period ended 30 September 2006 and the results of Telefónica O2 Czech Republic and Telefónica Deutschland for the 9 month period ended September 2006. The results of O2 Group comprise the results of O2 UK, O2 Germany, O2 Ireland and O2 Airwave for the 8 month period ended 30 September 2006. It also includes the results of be* from 1 July 2006 and Decision Focus from 1 August 2006. At the end of September 2006, the contribution of Telefónica O2 Europe to Telefónica Group revenues was 9,434.3 million euros, and operating income before depreciation and amortisation (OIBDA) reached 2,798.2 million euros.

Telefónica O2 Europe CapEx for the period ended 30 September 2006 amounted to 1,675.2 million euros. For the 8 month period ended 30 September 2006, O2 Group capital expenditure totalled 1,483.1 million euros.

During the quarter the major strategic and operational highlights were:

  The launch of the O2 brand in the Czech Republic, replacing the existing Cesky Telecom and Eurotel brands. At the same time, a range of new products was launched under the O2 brand, including O2 TV, an IPTV service based on the Imagenio platform developed by Telefónica.
  Telefónica O2 Slovakia, a wholly owned subsidiary of Telefónica O2 Czech Republic, was awarded a 20 year licence to operate GSM and UMTS networks in Slovakia. This new operation is an organic expansion of the existing business in the Czech Republic and will take advantage of synergies in areas such as network and back office functions. The Slovak business will use the O2 brand and commercial launch is expected in the first quarter of 2007
  O2 Germany launched its DSL offer. O2 is the only provider of integrated communication services in Germany to offer mobile, fixed voice and fixed internet services. O2 DSL customers get one monthly bill, backed by a single customer service number and competitive monthly charges. Customers can choose from three different DSL packages and will receive a discount if they are also a mobile contract customer of O2.
  "High roamer" tariff launched as part of My Europe. After the end of the quarter O2 UK, in conjunction with movistar in Spain, launched a new 'high roamer' service aimed at frequent travellers, which removes charges when receiving calls abroad. The 'high roamer' service has also been introduced by O2 Telefónica Czech Republic and complements the first offering under My Europe, which was launched in the summer and offers holidaymakers reduced flat-rate voice roaming rates throughout the EU across all networks.

O2 Group

O2 UK

Third quarter net service revenue grew by 14.9% year on year and for the eight months to September reached a total of 2,785 million pounds, an increase of 15.0% compared to the same period last year, driven by continued strong customer and ARPU growth.

OIBDA margin for the eight months to September 2006 was 27.6%, reflecting the current high level of customer growth. O2 UK will continue to prioritise growth, where higher value customers can be acquired, for the rest of this year. OIBDA for the eight months to September 2006 was 837 million pounds.

The quarter again saw tough competition in the market, but the business continued to perform well and achieved 15% growth in total gross additions year on year. A total of 524,000 net new customers were added in the quarter, taking the base to 17.338 million, maintaining year on year growth at 15%. This figure excludes the Tesco Mobile customer base.

A total of 208,000 net new contract customers were added in the quarter, driven by higher gross additions as well as lower churn. At the end of the period contract customers made up 35.1% of the total base, compared to 34.7% in the same period last year. 12 month rolling contract ARPU of 515 pounds was down 2 pounds quarter on quarter, but 2 pounds ahead of the third quarter last year. 12-month rolling contract churn was 24%, compared to 30% for the same period last year, the fifth consecutive quarter of decline, reflecting the ongoing strategy of rewarding customer loyalty.

A total of 316,000 net new pre-pay customers were added in the quarter, again driven by higher gross additions as well as lower churn. 12 month rolling pre-pay ARPU of 142 pounds was 7 pounds higher than the third quarter last year and 2 pounds higher than the previous quarter.

O2 UK's blended 12 month rolling ARPU of 272 pounds was 7 pounds higher than the third quarter last year, and 1 pound higher than the previous quarter, reflecting the continued growth in data ARPU coupled with broadly flat voice ARPU.

O2 UK's own channels accounted for a growing percentage of total gross connections in the quarter, reaching 61%. O2 UK also completed the acquisition of The Link's 293 stores during the quarter which, after disposals and the re-branding of selected locations, will grow O2's retail channel to around 400 stores. Customer acquisition costs (SAC) were stable at a blended level.

Quarterly monthly minutes of use were up 11% year on year to 175 minutes a month, driven by propositions such as 50% extra minutes on 18 month contacts and O2 Long Weekends.

12 month rolling data ARPU of 83 pounds was 9 pounds higher than the same period last year and 2 pounds higher than the previous quarter.

CapEx in the eight months to September (excluding capex related to the acquisition of be*and The Link) was 350 million pounds, with continued expenditure on rolling out coverage of the 3G network as well as investment in the existing 2G network to ensure a high level of service.

O2 UK launched a number of new products and services during the quarter, aimed at acquisition and retention of customers and revenue growth. These included:

  "My Europe" roaming tariff, offering holidaymakers a reduced flat-rate voice roaming rates across the European Union. Using the free opt-in service, O2 customers are charged a flat rate of 35 pence per minute to make or receive a call within the EU, regardless of the mobile network used, at any time.
  The "Long Weekends" promotion, offering free on net calls from Saturday to Monday for new and existing O2 Pay and Go customers and free calls to any network in the UK for new Pay Monthly and upgrading customers.
  "Be Heard" campaign, promoting the 24/7 availability of UK based business advisors for Business customers, as well as a new Best for Business tariff "Unlimited Off-Peak", offering free calls to all UK mobiles and fixed lines during evenings or weekends.
  Two new own brand devices, ICE and Jet. Jet is a tri-band, low-cost handset with a simplified user interface, offering 540 hours of standby time and 9.9 hours of talk time, beating its nearest competitor by over 67%.

O2 UK
SELECTED OPERATING DATA
Unaudited figures
	2006		2005		2006
	September	% Chg	September	December	March	June
Cellular customer (thousands)	17,337.7	14.9	15,086.0	15,980.9	16,340.6	16,814.3
Prepaid	11,255.8	14.2	9,858.3	10,479.2	10,654.4	10,940.5
Contract	6,081.9	16.3	5,227.7	5,501.6	5,686.2	5,873.8
	3Q	% Chg	3Q	4Q	1Q	2Q
MOU (minutes)	175	10.8	158	165	162.0	169
ARPU (EUR)	34.0	1.7	33.4	33.3	32.3	33.1
Prepaid	17.9	4.5	17.1	17.2	16.8	17.3
Contract	63.9	(1.0)	64.5	63.7	61.6	62.7
Data ARPU	10.6	12.5	9.4	10.0	9.8	10.0
% non-P2P SMS over data revenues	13.1%	0.7 p.p.	12.4%	12.2%	12.5%	13.3%
Note: MOU and ARPU calculated as monthly quarterly average.

O2 Germany

Service revenue grew by 6.1% in the third quarter, and for the eight months to September reached a total of 2,033 million euros, an increase of 8.1% compared to the same period last year, driven by the continued growth of the customer base, which partly offset ARPU weakness in the German market. Third quarter service revenue was reduced by almost 4% due to the termination rate cut in December 2005.

OIBDA margin for the eight months to September was 24.2%, higher than expected mainly due to the slower rate of post-pay gross additions. OIBDA for the eight months to September 2006 was 531 million euros.

In this competitive environment, O2 Germany continued to trade well. A total of 294,000 net new customers were added in the quarter, taking the base to 10.629 million, 19% higher than at the same time last year. Over the last 12 months there has been a rapid growth in the pre-pay customer base, resulting in pre-pay customers making up over 50% of the total base for the first time. The Tchibo Mobile customer base grew to 772,000 by the end of the quarter.

O2 Germany added a total of 96,000 net new contract customers in the quarter. 12 month rolling contract ARPU of 481 euros was 7 euros lower than the previous quarter, and 35 euros lower than the same quarter last year. This reflected the impact of the approximately 17% termination rate cuts in December 2004 and 2005, as well as increasing competition in the German market and the introduction of new customer offers.

A total of 198,000 net new pre-pay customers were added in the quarter. 12 month rolling pre-pay ARPU of 111 euros was 6 euros lower than the previous quarter and 22 euros lower than the third quarter last year, reflecting the impact of the termination rate cuts, increasing competition, the growth in multiple SIM ownership and the consequent lower minutes of use..lower minutes of use.

Blended 12 month rolling ARPU is expected to remain the highest in the German market at 299 euros, down from 308 euros in the previous quarter and 343 euros in the same quarter last year. This trend reflects the ongoing impact of the termination rate cuts, the higher proportion of pre-pay customers in the total base, and the increasingly competitive market environment. Termination rate cuts reduced 12 month rolling ARPU in the quarter by approximately 13 euros. However, average monthly ARPU in the third quarter rose 1 euro quarter on quarter to 25 euros. Customer acquisition costs (SAC) were stable at a blended level, but fell by around 20% year on year.

Quarterly monthly minutes of use grew by 5% year on year, to 124 minutes, driven by new propositions such as Genion flat rate. O2 Germany now has a total of 3.8 million Genion customers (72% of the post-pay base), with 51% of all new post-pay customers opting for Genion.

12 month rolling data ARPU was 70 euros, 1 euro less than the previous quarter and 9 euros lower than the same period last year due to the higher number of lower spending pre-pay users in the base. Non-SMS data users grew 23% compared to the same period last year.

CapEx in the eight months to September was 745 million euros, with continued expenditure on both the 3G and 2G networks.

O2 Germany launched a number of new products and services during the quarter, including:

  "My Europe" roaming tariff, offering holidaymakers a reduced flat-rate voice roaming rates across the European Union until the end of the year. Using the free opt-in service, O2 customers are charged a flat rate of 59 cents per minute to make or receive a call within the EU, regardless of the mobile network used, at any time.
  O2 Loop Alltime. From 1 August until 27 November the cent per minute rate has been reduced from 39 cents to 25 cents. Customers who top up 30 euros a month can enjoy a rate of 15 cents instead of the previous 19 cents per minute for all calls to fixed lines, mobiles and voicemail, as well as SMS at 12 cents per message.
  O2 Communication Centre. The Communication Centre enables customers to save data such as phone numbers, notes and calendar items to a secure area on the O2 Germany website. If the customer changes handset or it is lost or stolen, the data can be easily downloaded and restored. E-mail can also be accessed via WAP Push or MMS.
  O2 ICE - own branded 3G handset featuring MP3 player, 1.3 megapixel camera and one button access to the O2 Music Shop. A 512 MB Micro SD card is also included, which can store around 500 songs. The O2 ICE costs 9.99 euros on a 24 month Genion contract with Genion flatrate.
  "Bonus World", a new bonus program for O2 Genion or Active customers running from 1 September until 27 November. By participating in surveys and through using their phone customers can earn bonus points that can be traded in for free calls, free SMS and other special offers.

O2 GERMANY
SELECTED OPERATING DATA
Unaudited figures
	2006		2005		2006
	September	% Chg	September	December	March	June
Cellular customer (thousands)	10,628.9	18.8	8,946.9	9,768.8	10,099.0	10,335.3
Prepaid	5,340.7	25.5	4,254.6	4,798.9	4,986.9	5,143.3
Contract	5,288.0	12.7	4,692.3	4,970.0	5,112.1	5,192.1
	3Q	% Chg	3Q	4Q	1Q	2Q
MOU (minutes)	124	5.1	118	124	127.0	128
ARPU (EUR)	25.3	(11.1)	28.5	26.5	24.1	24.2
Prepaid	9.0	(16.8)	10.8	10.4	9.2	8.9
Contract	41.7	(5.3)	44.0	41.4	38.6	39.1
Data ARPU	5.8	(9.4)	6.4	6.1	5.9	5.4
% non-P2P SMS over data revenues	21.4%	0.4 p.p.	21.0%	21.7%	23.0%	21.5%
Note: MOU and ARPU calculated as monthly quarterly average.

O2 Ireland

Service revenue fell by 1.7% in the third quarter due to termination rate regulation, increasing competition and the introduction of new customer offers. The termination rate cut of RPI minus 11% in January impacted third quarter service revenue growth by approximately 2%. For the eight months to September service revenue reached a total of 601 million euros, an increase of 2.0% compared to the same period last year, driven by a higher customer base.

In a competitive market O2 Ireland traded well, with gross connections at a similar level to the previous quarter and net contract additions at a higher level than in the third quarter last year. 4,000 net new customers were added in total during the quarter, taking the total base to 1.603 million customers, 2.1% higher than at the same time last year.

O2 Ireland added a total of 16,000 net new contract customers in the quarter. 12 month rolling ARPU of 1,040 euros was 35 euros lower than the third quarter last year and 23 euros lower than the previous quarter, reflecting the impact of the termination rate regulation.

Pre-pay 12 month rolling ARPU was 356 euros, down 3 euros on the same period a year ago and 4 euros compared to the previous quarter.

Blended ARPU of 545 euros was reduced by approximately 10 euros due to the termination rate cuts, and was 6 euros lower than the same quarter last year and down 6 euros quarter on quarter.

Quarterly monthly minutes of use increased by 9% year on year, mainly due to the ongoing success of usage stimulation promotions such as 1 cent weekends on pre-pay.

12 month rolling data ARPU was 116 euros, 3 euros higher than the third quarter last year and 1 euro lower than the previous quarter. Non-SMS data users grew by 45% year on year.

In addition O2 Ireland launched a number of pricing initiatives and services during the quarter. These included:

  "Free Fiver Fridays" - a 3 month promotion launched on June 1, giving pre-pay customers 25% extra free when they topped up €20 on a Friday using an AIB or Bank of Ireland ATM facility, by text, or online.
  Double minutes for 6 months on all Active Life plans for new customers and upgrades.
  Trial of a new device repair programme - Swap Out Service (SOS) - in six O2 stores. Customers are given an immediate replacement handset if they have a faulty device which is within its warranty period.

O2 Ireland also continued to promote the following offers:

  1 cent calls and texts at weekends for Speakeasy customers was extended until 25 February 2007.
  20% extra inclusive calls & texts every month for life on all online postpay tariffs - Online Active life, Online Easy life and Online Text life.
  "My Europe" roaming tariff, offering holidaymakers a reduced flat-rate voice roaming rates across the European Union. Using the free opt-in service, O2 customers are charged a flat rate of 59 cents per minute to make or receive a call within the EU, regardless of the mobile network used, at any time.

O2 IRELAND
SELECTED OPERATING DATA
Unaudited figures
	2006		2005		2006
	September	% Chg	September	December	March	June
Cellular customer (thousands)	1,603.0	2.1	1,569.8	1,601.8	1,593.0	1,598.6
Prepaid	1,134.9	(1.1)	1,147.7	1,173.2	1,154.0	1,146.9
Contract	468.1	10.9	422.1	428.6	439.0	451.7
	3Q	% Chg	3Q	4Q	1Q	2Q
MOU (minutes)	241	8.6	222	224	220.0	237
ARPU (EUR)	45.2	(4.5)	47.3	46.1	44.6	45.8
Prepaid	29.8	(4.9)	31.3	30.5	28.9	29.4
Contract	83.5	(8.3)	91.0	88.1	87.1	88.2
Data ARPU	9.9	1.0	9.8	9.6	9.5	9.5
% non-P2P SMS over data revenues	18.4%	9.6 p.p.	8.8%	11.8%	13.8%	15.6%
Note: MOU and ARPU calculated as monthly quarterly average.

O2 Airwave

O2 Airwave continues to perform well, making good progress on delivering the Airwave service to new customers and securing additional contracts, and remains a valuable part of the group. Following the successful conclusion of contract negotiations to equip all Fire and Rescue Services across Wales and Scotland with a resilient and secure voice and data communications service, as announced in the second quarter, Airwave signed a 10 year contract with the Scottish Ambulance Service, worth almost 50 million pounds, to use the Airwave service. The Welsh Ambulance Service is expected to finalise contract negotiations in the near future.

The rollout of Airwave to Ambulance Trusts in England is progressing well with 3 Ambulance Trusts now at Ready for Service (RFS) - this marks completion of the first key milestone in the Ambulance Programme.

During the quarter Airwave acquired Decision Focus, the world's leading provider of TETRA radio management applications with a proven track record of success with public safety customers. Its market leading capabilities in radio and mobile asset management and TETRA fleet mapping make it a valuable addition to Airwave. Decision Focus also has a strong process consulting capability and provides process redesign and implementation services to a wide range of customers over a number of sectors, helping them reduce costs and improve operational effectiveness. Decision Focus has approximately 80 customers throughout the UK and worldwide, the majority of whom operate solely in public safety.

Airwave now has over 200,000 users on the network and is supplying service to over 200 public safety and other organisations.

FINANCIAL TARGETS

Financial targets for O2 Group are detailed below:

O2 UK: Given the continued high rate of growth in the customer base, O2 UK's service revenue growth is now expected to be in the range 14% - 15% for the 11 months ended 31 December 2006. Given this higher rate of growth, and the increasingly competitive nature of the UK market, OIBDA margin for the 11 months ended 31 December 2006 is now expected to be around one percentage point lower than for the comparable period last year.

O2 Germany: O2 Germany's service revenue growth is now expected to be in the high single digits for the 11 months ended December 2006, from low double digits previously. OIBDA margin for the 11 months ended December 2006 is expected to be stable, as previously guided .

CapEx: Capital expenditure for the O2 group, excluding acquisitions, is expected to be in the middle of the range 2.0 - 2.3 billion euros for the 11 months ended December 2006.

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

TELEFÓNICA O2 CZECH REPUBLIC

Telefonica O2 Czech Republic contribution to Telefonica Group revenues in the first nine months of 2006 amounted to 1,592.5 million euros. In local currency, and taking into account other recurring revenues, this represents an increase of 0.6% year-on-year (2.0% year-on-year up in the third quarter alone).

Consolidated operating expenses showed a decrease in local currency of 1.1% year-on-year in the first nine months of 2006. The Group's operating income before depreciation and amortization (OIBDA) amounted to 778.8 million euros, a year-on-year increase of 4.1% in local currency, while growth in the third quarter alone was 2.0%. As a result, OIBDA margin was 48.9% in the first nine months of 2006 (49.6% in the third quarter alone), compared to 47.2% margin in the same period of 2005.

Total CapEx for Telefonica O2 Czech Republic Group in the first nine months amounted to 141.9 million euros, an increase of 26.0% year-on-year in local currency, on the back of higher investments in the growth areas of the business (such as ADSL, IPTV and broadband mobile networks), and the payment for the mobile license in Slovakia, which became effective on 7 September.

Cumulative operating free cash flow (OIBDA-CapEx) to September 2006 stood at 636.9 million euros, 0.2% year-on-year higher in local currency than in the same period last year.

After the merger of Cesky Telecom and Eurotel into Telefonica O2 Czech Republic as of 1 July, all inter-company transactions between fixed and mobile became intra-company. As a result, the financial results of the fixed and mobile segments for the nine months of 2006, as well as the comparable results from the same period of 2005 are disclosed excluding inter-segment revenues and costs. However, mobile ARPU calculation includes the full amount of revenues (including revenues from fixed line business).

Fixed Line Business

Revenues in the fixed line business amounted to 790.5 million euros for the first nine months, a decrease of 4.8% year-on-year in local currency, reflecting the continuous shift from traditional telephony services to Internet, data and other value added services, which accounted for 27.1% of total revenues, 1.1 percentage points higher than in the same period last year.

Revenues from traditional access fell by 7.8% year-on-year in local currency, primarily due to the 15.5% decline in the number of fixed telephony accesses to reach 2.5 million accesses at the end of September, once "incoming only lines" have been excluded from the calculation. The rebalancing of residential monthly fees from 1st May impacted positively on this revenue stream, with the rate of decline slowing to 1.7% in the third quarter alone, compared to a decline of 7.8% in the second quarter.

Revenues from traditional voice services (voice traffic and interconnection) declined by 7.1% year-on-year in local currency. Revenues from voice traffic declined by 13.3% year-on-year in local currency, as a result of lower voice traffic generated by end customers in the first nine months of 2006, which decreased by 5.8 % year-on-year. However, the unification of local and long distance rates effective as of 1st April helped long distance traffic to increase by 2.8% in the first nine months of 2006. Interconnection revenues increased by 2.5% year-on-year in local currency in the first nine months of 2006, mainly due to the growth in revenues from international operators, as a result of higher international transit traffic.

Revenues from Internet and Broadband services registered a year-on-year increase of 7.0% in local currency. Revenues from narrowband Internet services fell by 48.9% in local currency, showing a limited downside potential, and were more than offset by the increase in revenues from broadband services (up 48.8% year-on-year).

The total number of retail Internet broadband accesses at the end of September, 2006 amounted to 363,900 (which represents 85,3% of the whole ADSL base), showing a net gain of 138,199 accesses in the first nine months of the year, more than 1.4 times the net gain achieved in the same period of last year.

On 1st September, Telefónica O2 Czech Republic launched its IPTV offer under the O2 TV brand name. The product is based on the Imagenio platform, and as of the end of September had 2,806 customers.

Revenues from data services showed a 4.4% year-on-year decrease in local currency as the decrease in revenues from leased lines (-11.1%) was partially offset by the increase in revenues from virtual private networks based on broadband IP connectivity solutions (+6.0%).

Operating expenses of the fixed line business fell by 3.2% year-on-year in local currency. Supplies expenses grew by 6.7% year-on-year in local currency. Interconnection costs decreased slightly by 1.0% year-on-year in local currency, cost of goods sold went down by 16.2% year-on-year in local currency and showed a similar development to equipment sales, while other supplies increased by 44.5% year-on-year in local currency.

Personnel costs, including headcount reduction costs, were down by 10.4% year-on-year in local currency in the first nine months of 2006. External services (subcontracts) expenses recorded an 3.2% year-on-year decrease, with a 60.5% increase in marketing and sales expenses related to new ADSL offers and higher marketing spending related to the re-branding project, launched on 1st September 2006. Other external services including consultancy went down by 31.8% year-on-year in local currency.

OIBDA in the fixed line business amounted to 382.1 million euros in the first nine months of 2006, a 2.5% year-on-year increase in local currency.

CapEx for the Telefonica O2 Czech Republic fixed line business in the first nine months of 2006 amounted to 65.5 million euros, a 28.0% year-on-year increase in local currency, largely due to the accelerated broadband rollout.

Mobile Business

Revenues for the first nine months of 2006 in the mobile segment increased by 5.9% year-on-year in local currency to reach 801.9 million euros.

The total number of cellular accesses increased by 6.0% year-on-year to reach 4.8 million at the end of September, 2006. Net additions for the first nine months amounted to 84,000, with a net loss of 10,000 customers in the third quarter as a result of the old NMT system users who were disconnected at the end of June and had not migrated to GSM by the end of September. Further migration of prepaid customers to postpaid tariffs, has lead to a 28.4% year-on-year increase in the number of contract customers who at the end of September totaled 1.8 million, or 37.4% of the total customer base compared with 30.9% at the end of September 2005. The blended monthly average churn rate stood at 1.5% for the first nine months of the year, the same as in the same period of last year.

Revenues from voice services (monthly fees, customer and interconnection traffic) increased in the first nine months by 3.7% in local currency, with the increase in revenues from monthly fees (+9.0% year-on-year), driven by the larger contract customer base, and helped by the 1.2% year-on year increase in traffic revenues as a result of traffic stimulation activities. Total mobile traffic grew by 18.0% year-on-year, reflecting an increased average MOU per subscriber and the increase of incoming traffic (MOU per customer blended resulted in 102 minutes in the first nine months, up from 94 minutes in the same period of last year).

In the first nine months of 2006, blended ARPU registered a 0.6% year-on-year decrease in local currency to reach 17.8 euros on the back of contract ARPU dilution caused by customer migration from the prepaid to the contract segment.

Revenues from Value Added services increased by 9.7% in local currency, with the non-SMS blended data ARPU as a percentage of data ARPU reaching 40%, compared with 38% for the same period last year.

The number of customers using the Data Express service (CDMA-based broadband internet access service) reached 89,000, an increase of 19,000 in the first nine months. This, together with the 7.7% increase in the number of customers using the Data Nonstop service (GPRS-based internet access service), which stood at 71,000 at the end of September, led to a year-on-year increase in revenues from Internet and Data of 26.2% in local currency.

Revenues from equipment (including connection fees) showed a 5.9% year-on-year increase in local currency.

Operating expenses increased by 0.7% year-on-year in local currency, mainly as a result of a 6.6% increase in supplies expenses (costs of goods sold, interconnection and roaming and other supplies), partially offset by a 19.8% reduction in local currency in personnel expenses which were impacted by one-off items in the second quarter of 2005.

Operating income before depreciation and amortization (OIBDA) totaled 395.2 million euros for the first nine months of 2006, a 11.9% increase in local currency.

CapEx for the mobile business amounted to 72.1 million euros for the first nine months of the year, a 17.5% year-on-year increase in local currency, primarily due to investment made in the mobile broadband networks.

TELEFÓNICA O2 CZECH REPUBLIC
SELECTED OPERATING DATA CELLULAR BUSINESS
Unaudited figures
	2006		2005		2006
	September	% Chg	September	December	March	June
Cellular customer (thousands)	4,759.7	6.0	4,488.9	4,676.0	4,695.0	4,770.2
Prepaid (1)	2,978.3	(4.0)	3,101.3	3,130.4	3,051.8	3,043.1
Contract	1,781.3	28.4	1,387.6	1,545.6	1,643.2	1,727.1
	3Q	% Chg	3Q	4Q	1Q	2Q
MOU (minutes)	102	8.5	94	97	96.0	102
ARPU (EUR)	18.3	4.7	17.5	17.5	17.1	17.9
Prepaid	8.6	(0.3)	8.6	8.3	7.9	8.4
Contract	34.9	(8.9)	38.3	36.8	34.8	34.8
Data ARPU	3.8	8.6	3.5	3.8	3.7	3.7
% non-P2P SMS over data revenues	43.0%	2.4 p.p.	40.6%	40.2%	39.1%	38.7%
Note: MOU and ARPU calculated as monthly quarterly average.
(1) 13 month active customer base.

FINANCIAL TARGETS

The financial outlook for Telefonica Czech Republic in 2006 is:

  Group revenues guidance in local currency maintained: reach the same amount as in 2005
  OIBDA guidance in terms of year-on-year growth in local currency upgraded from flat to around 2%
  CapEx level for the full year confirmed in the region of 225 million euros

RESULTS BY BUSINESS LINES

Telefónica O2 Europe

Telefónica Deutschland

Telefónica Deutschland revenues in the third quarter amounted to 66.0 million euros, 3.6% lower than in the same period last year, and reached a total of 219.2 million euros for the first nine months of 2006, a year-on-year increase of 5.2%. This was primarily due to a significant increase in revenues from voice services that offset the decline in revenues from the Internet narrowband wholesale business. Voice revenues in the first nine months of 2006 amounted to 69.8 million euros, an increase of 112% compared to the first nine months of 2005, representing 3.4 billion minutes carried by the Telefónica Deutschland IP network and positioning the company as the leader in the German VoIP wholesale market. Third quarter voice revenues were 24.1 million euros, an increase of 63% on the same period last year and representing 1.2 billion minutes. In the third quarter voice revenues surpassed revenues from the Internet narrowband wholesale business for the first time.

Although competition in the German broadband access retail market remained intense, the total number of equivalent ADSL lines in service increased to about 450,000 at the end of the third quarter of 2006. Telefónica Deutschland continues to provide services to nearly all the major ISPs in Germany, maintaining its strong market position. In September 1&1, one of Germany's major ISPs, successfully launched its Video-On-Demand service using Telefónica's infrastructure.

Telefónica Deutschland registered a negative operating income before depreciation and amortization (OIBDA) of 25.2 million euros in the first nine months of 2006, compared to positive OIBDA of 1.1 million in the first nine months of 2005, mainly due to start up losses relating to its nationwide ULL rollout. By the end of September over 40% of households were covered, with a target of 60% by the end of the second quarter next year.

O2 GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
February - September
2006
Revenues	7,635.0
Internal expenditure capitalized in fixed assets (1)	132.7
Operating expenses	(5,666.6)
Other net operating income (expense)	(46.3)
Gain (loss) on sale of fixed assets	(10.2)
Impairment of goodwill and other assets	0.0
Operating income before D&A (OIBDA)	2,044.6
Depreciation and amortization	(1,265.0)
Operating income (OI)	779.5
(1) Including work in process.

TELEFÓNICA O2 CZECH REPUBLIC
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Var	2006	2005	% Var
Revenues	1,592.5	509.4	n.c.	543.5	509.4	6.7
Operating income before D&A (OIBDA)	778.8	252.7	n.c.	269.8	252.7	6.8
OIBDA margin	48.9%	49.6%	(1.4 p.p.)	49.6%	49.6%	0.1 p.p.
Note: In 2005 Telefónica O2 Czech Republic includes the results from July

TELEFÓNICA DEUTSCHLAND
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	219.2	208.2	5.2	66.0	68.5	(3.6)
Operating income before D&A (OIBDA)	(25.2)	1.1	c.s.	(15.5)	(3.8)	n.m.
OIBDA margin	(11.5%)	0.5%	(12.1 p.p.)	(23.5%)	(5.6%)	(18.0 p.p.)

TELEFÓNICA O2 EUROPE
ACCESSES
Unaudited figures (Thousands)
	2006		2005		2006
	September	% Chg	September	December	March	June
Final Clients Accesses	37,566.3	10.9	33,865.3	35,730.1	36,361.9	37,055.8
Fixed telephony accesses (1)	2,598.3	(15.7)	3,080.4	3,021.6	2,971.4	2,894.9
Internet and data accesses	564.6	(10.1)	628.0	613.5	596.5	572.7
Narrowband	178.6	(58.6)	431.2	366.9	292.4	224.3
Broadband	373.9	103.8	183.4	233.7	291.5	335.9
Other	12.1	(8.9)	13.3	12.8	12.6	12.5
Cellular accesses	34,400.7	14.1	30,156.9	32,095.0	32,794.0	33,588.2
Pay TV	2.8	n.m.	0.0	0.0	0.0	0.0
Wholesale Accesses (2)	620.0	9.5	566.2	597.3	573.0	527.2
Total Accesses	38,186.3	10.9	34,431.5	36,327.4	36,934.8	37,583.0
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.
(2) Includes T. Deutschland connections resold on a retail basis.
Note: Cellular accesses, Fixed telephony accesses and Broadband accesses include MANX customers.

TELEFÓNICA O2 EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
January - September
2006
Revenues	9,434.3
Internal expenditure capitalized in fixed assets (1)	161.9
Operating expenses	(6,733.9)
Other net operating income (expense)	(53.8)
Gain (loss) on sale of fixed assets	(8.8)
Impairment of goodwill and other assets	(1.5)
Operating income before D&A (OIBDA)	2,798.2
Depreciation and amortization	(2,477.5)
Operating income (OI)	320.7
(1) Including work in process.
Note: Telefónica O2 Europe includes O2 Group (February-September), Telefónica O2 Czech Republic y T. Deutschland.

RESULTS BY BUSINESS LINES

Others Business

Atento Group

Operating revenues for the Atento Group continued their growth trend of the first half of the year to total 758 million euros in the third quarter of the 2006, equivalent to a 24.6% growth compared to the prior year. The progress of Group revenues was due to the increased activity by its main clients, primarily in Brazil, Mexico, Venezuela, Chile and Spain, as well as the addition of new clients in all countries, except for Puerto Rico.

The ratio of revenues generated by clients outside the Telefónica Group increased by 1.5 percentage points year on year from 46.7% as of the end of September 2006. The main clients which contributed to this growth are:

  In Brazil: Increased activity primarily in the financial sector with Banco IBI, Badresco, Itaú, Redecard and Microsoft as well as the addition of new clients such as Sky and Banco Santander.
  In Mexico, greater activity with BBVA, in Telecobranza services, US Airways, BAT, Hipotecaria, Seguros Zodiaco and Finanzia and the incorporation of new clients (Sony, Master Card, Metlife, SAP and Volaris).
  In Spain, the 012 Catalonia Services, Repsol, Agencia Estatal de Administración Tributaria and BBVA.
  In Venezuela, growth with the CANTV Group (primarily Movilnet).
  In Chile, growth of activity with VTR and Interamericana.

In terms of the geographic distribution of revenues, Brazil accounted for 38.7% and Spain for 29.9% of the total, 1.1 percentage points below September 2005 figure. Atento México continued with its significant growth rate to stand at 9.9% of revenues compared with 8.4% the previous year. Chile represented 6.2% compared with 5.9% twelve months ago and Venezuela totalled 3.7% in comparison with 2.2% in September 2005, leading to greater diversification in the geographic distribution of revenues.

Operating expenses grew 23.9% year-on-year to 654 million euros in the first three quarters of the year, due to increased personnel expenses (+26.1%) as a result of the Group's growth in activity.

The OIBDA of the Atento Group totalled 102.3 million euros, equivalent to a 23.9% year-on-year increase generated by the growth in activity and by savings in structural costs. In terms of profitability, the OIBDA margin stood at 13.5%, 0.1 percentage points below last year figure. In relation to OIBDA contributions, Atento Brasil amounted to 43.9% with 44.9 million euros. The remaining operations contributing most to the consolidated OIBDA were Mexico with 13.1% (13.4 million euros), Chile with 9.9% (10.1 million euros), Venezuela with 7.8% (8.0 million euros), Spain with 7.4% (7.6 million euros) and Peru with 6.4% (6.5 million euros).

The operating result through September amounted to 81.3 million euros, representing a year-on-year growth of 31.3%.

CapEx through September 2006 contributed 19.2 million euros in comparison with 24.2 million euros during the same period of 2005, primarily focusing on Brazil, Mexico, Venezuela and Spain.

Operating free cash flow (OIBDA - CapEx) improved in relation to the figure accumulated through September 2005 by 24.7 million euros to stand at 83.1 million euros, as a result of the increased operating results and lower investments.

In terms of operations, the Atento Group had 43,851 positions in place at 30th September 2006, 18.7% more than one year ago. The average number of occupied positions for 2006 stood at 34,520. Productivity stood at 77.1%, 3.5 percentage points below last year's figure.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	758.0	608.6	24.6	249.7	220.4	13.3
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.	0.0	0.0	n.m.
Operating expenses	(654.0)	(527.9)	23.9	(210.0)	(189.8)	10.6
Other net operating income (expense)	(1.6)	1.9	c.s.	(1.9)	0.5	c.s.
Gain (loss) on sale of fixed assets	(0.1)	(0.0)	n.m.	(0.1)	0.0	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.m.	0.0	0.0	n.m.
Operating income before D&A (OIBDA)	102.3	82.6	23.9	37.8	31.1	21.6
Depreciation and amortization	(21.1)	(20.7)	1.9	(7.0)	(7.0)	(0.1)
Operating income (OI)	81.3	61.9	31.3	30.8	24.0	27.9
(1) Including work in process.

RESULTS BY BUSINESS LINES

Others Business

Content and Media Business

The Contents and Media business ended the third quarter of 2006 with a net turnover (revenues) of 1,124.9 million euros, 28.0% up on the amount achieved in the same period of the previous year. This increase is due to the improved results from the main lines of business, particularly Endemol.

Operating income before depreciation and amortization (OIBDA) in the January-September period amounted to 270,1 million euros, compared with the 167.1 million euros earned in the same period of 2005. This significant growth in 2006 was primarily due to the revenues from the sale of part of the Sogecable stake by the Telefónica Group in the take-over bid launched by the Prisa Group.

Endemol NV

Endemol N.V. ('Endemol') a global leader in television and other audiovisual entertainment, announced that the sound performance in the first half-year of 2006 continued into the third quarter of 2006. The company has enjoyed growth in all genres and most of its territories.

The overall financial outlook for 2006 remains good. Turnover is expected to grow organically by more than 15% (previous guidance 11-13%). EBITDA as a percentage of turnover is expected to remain within the earlier indicated 15-17% range.

Game shows on the rise

The very sound performance Endemol has enjoyed in the first three quarters of the year has been strongly fuelled by the success of Deal or No Deal. The show has enjoyed excellent popularity in most of the 45 territories where it has been produced so far this year, the most significant examples being the US and the UK. The success of DOND triggered an increasing demand for game shows worldwide. This has had a very positive effect for Endemol, helping the company to close a number of deals in several territories for other game shows. These include 1 vs. 100, a revamped format from Endemol's library, and new formats Show me the Money and Set for Life. The format 1 vs. 100, for instance, is already sold in 15 territories, and is likely to roll out further in the near future thanks to its very successful debuts in the USA on NBC and in the UK on BBC ONE. The show's mid-October launch on NBC scored the highest 18-49 rating for any non-sports Friday telecast on any network since January 2005. NBC ordered 10 additional episodes just after its launch. On BBC ONE the show has been achieving very strong ratings, peaking at 7.4 million viewers and a 33.6% share.

ATCO

The advertising market in Argentina (Capital and Gran Buenos Aires regions) increased by 11.6% over the first nine months of the year in relation to that of the previous year. This can be compared with the 21.5% increase recorded in the same period of 2005, which reflected the market recovery recorded over 2004 in 2005.

In this favourable market context, Telefé reaffirmed its position as leader, obtaining 39.4% of the total audience during the first six months of 2006 - compared with the 38.6% recorded in the same period of the previous year - followed by Canal 13, its main competitor, with an average share of 29.5%. The market share accumulated by Telefé through September 2006 stood at 41.8%, the same as that achieved in the same period of 2005 and, once again, followed by Canal 13 with 37.6%.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - September			July - September
	2006	2005	% Chg	2006	2005	% Chg
Revenues	1,124.9	878.7	28.0	349.8	276.9	26.3
Internal expenditure capitalized in fixed assets (1)	0.4	0.0	n.s.	0.1	0.0	n.s.
Operating expenses	(1,006.6)	(727.4)	38.4	(306.4)	(230.4)	33.0
Other net operating income (expense)	8.8	8.4	4.2	4.1	6.4	(35.7)
Gain (loss) on sale of fixed assets	142.7	7.5	n.m.	0.0	0.2	n.m.
Impairment of goodwill and other assets	(0.1)	(0.1)	61.0	0.0	0.0	n.m.
Operating income before D&A (OIBDA)	270.1	167.1	61.6	47.6	53.0	(10.3)
Depreciation and amortization	(21.2)	(20.5)	3.6	(7.3)	(6.4)	15.1
Operating income (OI)	248.8	146.7	69.7	40.3	46.7	(13.8)
(1) Including work in process.

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following

  Telefónica O2 Europe results up to September 30th 2006 include O2 Group results from February 1st 2006 to September 30th 2006, and Telefónica O2 Czech Republic and Telefónica Deutschland results from January 1st 2006 to September 30th 2006. As of September 2005 include Telefónica O2 Czech Republic for the three months July 1st 2006 to September 30th 2006 and the Telefónica Deutschland results for the nine months January 1st 2006 to 30th September 2006. Telefónica Group 69.4% stake in Telefónica O2 Czech Republic is legally dependent upon Telefónica S.A.
  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Content and Media Business. The results from the Sogecable S.A. stake have been also assigned to Content and Media Business, including the portal divestiture that took place in the first quarter, even though a part of the investment is legally dependent upon Telefónica, S.A.
  Telefónica Holding Argentina, S.A. holds a minority stake of Atlántida de Comunicaciones, S.A. (ATCO) which, for those purposes, is considered to be part of Telefónica de Contenidos, consolidating 100% share capital of ATCO in the Content and Media Business.
  Telefónica International Wholesale Services Group (TIWS) financial results has been assigned to Telefónica Latinoamérica Group, even though is legally dependent upon Telefónica, S.A. (92.5%) and Telefónica Data Corp (7.5%).
  Terra Networks España S.A. has merged with Telefónica de España S.A. with economic effects from January 1st 2006. The 2005 results also has been assigned to the Telefónica de España Group for this presentation. Maptel Networks, S.A.U. and Azeler Automoción, S.A. have been included in Telefónica de España Group although as of September 30th 2006, are directly participated by Terra Networks Asociadas, S.L, which are legally dependent upon Telefónica, S.A.
  Latin American companies formerly dependent upon Terra Group have been legally transferred to Telefónica International, S.A. during the second half of 2005, although the results have been assigned to Telefónica Latinoamérica Group from the beginning of 2005.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA DE CONTENIDOS GROUP		TELEFÓNICA O2 EUROPE
	% Part		% Part
Telefé	100.00	O2 UK	100.00
Endemol (1)	99.70	O2 Gemany	100.00
Telefónica Servicios de Música	100.00	O2 Ireland	100.00
Telefónica Servicios Audiovisuales	100.00	Manx	100.00
Hispasat	13.23	Airwave	100.00
		Be	100.00
		Telefónica O2 Czech Republic (1)	69.41
(1) Ownership held by Telefónica S.A. Endemol Holding NV is the parent company of Endemol Group and owns 75% of Endemol NV, company quoted in the Amsterdam Stock Exchange.
		(1) Company owned through Telefónica S.A.
		Note: Telefónica Deutschland absorbed by O2 Germany

ATENTO GROUP		OTHER PARTICIPATIONS
	% Part		% Part
Atento Teleservicios España, S.A.	100.00	Lycos Europe	32.10
Atento Brasil, S.A.	100.00	Sogecable (1)	16.80
Atento Argentina, S.A.	100.00	Portugal Telecom (2)	9.84
Atento de Guatemala, S.A.	100.00	China Netcom Group (3)	5.00
Atento Mexicana, S.A. de C.V.	100.00	BBVA	1.07
Woknal (Uruguay)	100.00	Amper	6.10
Centro de Contacto Salta	100.00	Telepizza (4)	4.33
Mar de Plata Gest y Contactos, S.A.	100.00
Atento Perú, S.A.C.	99.46
Atento Chile, S.A.	77.95	(1) Telefónica de Contenidos, S.A. holds 15.67% and Telefónica, S.A. holds 1.13%.
Atento Maroc, S.A.	100.00	(2) Telefónica Group's effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.
Atento El Salvador, S.A. de C.V.	100.00	(3) Ownership held by Telefónica Latinoamérica
		(4) Telepizza has been sold in September 2006.

TELEFÓNICA GROUP		TELEFÓNICA DE ESPAÑA GROUP
	% Part		% Part
Telefónica de España	100.00	Telyco	100.00
Telefónica Móviles (1)	100.00	Telefónica Telecomunic. Públicas	100.00
Telefónica Latinoamérica	100.00	Telefónica Soluciones Sectoriales	100.00
Telefónica de Contenidos	100.00	T. Soluciones de Informatica y	100.00
Atento Group	91.35	Comunicaciones de España
Telefónica O2 Europe	100.00
		Nota: Terra Networks España and Telefónica Empresas España has been absorbed by merger with Telefónica de España
(1) Telefónica Móviles has been absorbed by Telefónica S.A.

TELEFÓNICA LATINOAMÉRICA GROUP		TELEFÓNICA MÓVILES GROUP
	% Part		% Part
Telesp	87.95	Telefónica Móviles España	100.00
Telefónica del Perú (1)	98.19	Brasilcel (1)	50.00
Telefónica de Argentina	98.03	TCP Argentina	100.00
TLD Puerto Rico	98.00	T. Móviles Perú	98.40
Telefónica Chile (2)	44.89	T. Móviles México	100.00
Terra Networks Perú	99.99	TM Chile	100.00
Terra Networks México	99.99	T. Móviles El Salvador	99.08
Terra Networks USA	100.00	T. Móviles Guatemala	100.00
Terra Networks Guatemala	100.00	Telcel (Venezuela)	100.00
Terra Networks Venezuela	100.00	T. Móviles Colombia	100.00
Terra Networks Brasil	100.00	Otecel (Ecuador)	100.00
Terra Networks Argentina	99.99	T. Móviles Panamá	99.99
Terra Networks Chile	100.00	T. Móviles Uruguay	100.00
Terra Networks Colombia	99.99	Telefonía Celular Nicaragua	100.00
Telefónica Data Colombia	100.00	Telefónica Móviles Chile	100.00
Telefónica Empresas Brasil	93.98	Group 3G (Germany)	57.20
Telefónica Data Argentina	97.92	IPSE 2000 (Italy) (2)	45.59
Telefónica USA (3)	100.00	3G Mobile AG (Switzerland)	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00	Medi Telecom	32.18
Colombia Telecommunications	50.00	Mobipay España	13.36
		Mobipay Internacional	50.00
		T. Móviles Soluciones y Aplicac. (Chile)	100.00
(1) Telefónica Empresas Perú has been absorbed by T.del Perú as of May 1st 2006.		Tempos 21	43.68
(2) CTC has changed its name.
(3) Change its name. Before it was Telefónica Data USA
(4) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.		(1) Joint Venture which fully consolidates Telergipe Celular, S.A., Telebahía Celular, S.A., Telest Celular, Telerj Celular, Celular CRT, Global Telecom, Telesp Celular and TeleCentro Oeste Part., S.A. through participation at Vivo Participaçoes (62.77%).
Note: Telefónica Empresas Brasil has been absorbed by Telesp		(2) Additionally, Telefónica Group holds a 4.08% of IPSE 2000 through Telefónica DataCorp.
		Note: Radiocomunicaciones Móviles SA (Argentina) has been absorbed by Móviles Argentina

ADDENDA

Significant Events

  On November 12th, 2006, Telefónica reached an agreement to acquire through its wholly-owned subsidiary Telefónica Internacional, S.A.U. or any of its affiliates, an 8% stake in PCCW Limited ("PCCW"), the Hong Kong telecommunications operator, from Fiorlatte Limited ("Fiorlatte"), a company 100% owned by Mr. Francis P.T. Leung. Mr. Francis P.T. Leung agreed on July 9th 2006 to acquire a 22.65% stake in PCCW from Pacific Century Regional Developments Limited ("PCRD"). On completion of such transaction, Telefónica will acquire the aforementioned 8% of the PCCW shares. Completion is expected on or before the first half of January 2007.

Telefónica and China Network Communications Group Corporation ("CNC"), which currently owns approximately 19.94% of the issued share capital of PCCW, have entered into an agreement whereby, once Telefónica has acquired the 8% of PCCW, Telefónica and CNC would transfer their respective interests in PCCW into a special purpose vehicle ("SPV") which will hold a combined 27.94% stake in PCCW, becoming the largest individual shareholder of PCCW.
  On November 10th, 2006, Telefónica, S.A., distributed an interim dividend from 2006 net income, of a fix gross amount of 0.30 euros for each outstanding share with the right to receive dividends of the Company.
  On October 13th, 2006, Telefónica and BBVA made public in relationship with the Framework Agreement stablished in 2000, that once the agreed projects have been implemented as suggested by the course of business in each case, both companies considered that, at present, the factors which justified the presence of a representative of Telefónica on the Board of Directors of BBVA no longer apply, and the latter will therefore shortly cease to form part of that Board.

BBVA holds a significant stake in the share capital of Telefónica, and has two proprietory Directors on the Board of Directors of such company; this situation will persists in accordance which BBVA's shareholding. On the other hand, Telefónica retains its current holding in the share capital of BBVA.
  On September 19th, 2006, the position of the treasury shares of Telefónica, S.A., was 47,080,408 shares representing 0,957% of the share capital of the company.
  On July 28th, 2006, it was the last day of trading for shares of Telefónica Móviles on the Spanish stock exchanges and of Telefónica Móviles American depositary shares ("Telefónica Móviles ADSs") on the New York Stock Exchange. In accordance with the above, on Monday, July 31, 2006, after the execution by IBERCLEAR of the settlements that are customary in these types of transaction, holders of Telefónica Móviles shares that are beneficiaries of the exchange received the Telefónica shares delivered in the exchange.

In order to satisfy the merger exchange, Telefónica delivered treasury shares to the shareholders of Telefónica Móviles pursuant to the exchange ratio fixed in the Merger Plan of four (4) shares of Telefónica, each having a par value of one (€1) euro, for every five (5) shares of Telefónica Móviles, each having a par value of fifty (€0.50) euro cents, without any additional cash compensation.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-September of 2006, the main changes have occurred in the consolidation perimeter were the following

Telefónica Group

  On the 31st of October 2005, Telefónica, S.A. announced a Binding Offer for the purchase of all the shares in the UK company O2 plc. Once the Binding Offer ended and the procedure began for the mandatory sale of O2 shares according to the UK Law, by September Telefónica held 100% of the shares forming the capital of this company that, as of 7th March this year, were no longer listed on the London Stock Exchange. The acquisition cost for the buyout of O2 Group was 26,127.71 million euros (17,882.37 million sterling pounds). Telefónica Group financial statements include the results from O2 Group since February 1st, 2006. The company has been included in the consolidation perimeter of the Telefónica Group using the full integration method.
  The subsidiary company Comet, Compañía Española de Tecnología, S.A., made a capital increase of 0.23 million euros in February this year through an increase in the par value of existing shares. In March Comet made another capital increase. Both were fully subscribed and paid up by its sole shareholder Telefónica. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.
  On the 29th July 2006, the merger contract, relating to Telefónica, S.A.'s absorption of Telefónica Móviles, S.A., was filed in the Madrid Mercantile Register. In order to cover the merger, 4 shares of Telefónica, S.A. with a nominal value of 1 euro, were exchanged for 5 shares of Telefónica Móviles, S.A. with nominal value of 0.5 euros. Telefónica handed over 244,344,012 of their own shares in treasury stock to Telefónica Móviles, S.A. shareholders which represented, approximately, 7.08% of the capital stock. The merger also bore extraordinary dividends of a total of 0.435 euros per share, which when added to the dividend of 0.205 euros, related to the 2005 results, made a total of 0.64 euros gross per share, which was paid on 21st July. The acquired company, Telefónica Móviles, S.A., which was consolidated by the global integration method, was removed from perimeter of consolidation.
  During the month of July, Telefónica, S.A. dealt with the takeover bid formulated by Yell Group Plc, relating to 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI), and accepted Yell's offer for the 216,269,764 shares, representing 59.905% of the company's share capital, which Telefónica owned.

After the sale and under the "Results for discontinued operations" heading in Telefónica Group's consolidated results account, the result from the disposal are included as well as the results from the TPI Group up to the 30th June of the present financial year. In addition, and for comparison purposes, the consolidated financial statements have been modified for the Telefónica Group in the 2005 financial year to present the TPI Group results under the same heading.

Telefónica de España Group

  In February, the Spanish company Telefónica Cable, S.A. acquired 15% of the share capital of Telefónica Cable Galicia, S.A. Through this purchase, Telefónica Cable became the sole shareholder of the company. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.
  In June, Telefónica Cable, S.A. took over its subsidiary company Sociedad General de Cablevisión Canarias, S.A.U. Following this operation, the company taken over was removed from the Telefónica Group perimeter of consolidation in which it was included using the full integration method.
  In the month of July, Telefónica de España, S.A. absorbed Terra Networks España, S.A. and Telefónica Data España, S.A. Both companies, which were included in Telefónica Group's consolidation perimeter using the full integration method, have been removed from it.
  In the month of July, Telefónica de España, S.A. paid 36.5 million euros for 51% of the capital stock in the Spanish company Iberbanda, S.A. The company has been included in the Telefónica Group consolidation perimeter using the full integration method.
  In the month of July, the Guatemalan company Telefónica Sistemas Ingeniería de Productos Guatemala, S.A went into liquidation. The company, which was included in the Telefónica Group's consolidation perimeter by the full integration method, has now been removed from it.

Telefónica Latinoamérica Group

  The Brazilian company Santo Genovese Participaçoes Ltda., a holding company that owned all of the capital stock of the Brazilian Atrium Telecomunicaçoes Ltda., was liquidated during the first quarter of 2006 after taking over its subsidiary Atrium. Both companies, which were included in the consolidated accounts of the Telefónica Group using the full integration method, have been removed from the consolidation perimeter.
  In April, Telefónica Internacional, S.A. purchased 50% plus one share in the Colombian company Colombia de Telecomunicaciones, S.A. ESP by tender for 289 million euros. The company has been included in the perimeter of consolidation of the Telefónica Group using the full integration method.
  Telefónica del Perú, S.A.A. took over its subsidiary Telefónica Empresas Perú, S.A.A. in June. The company, which was included in the financial statements of the Telefónica Group using the full integration method, has been removed from the perimeter of consolidation.
  On the 29th of July this current financial year, the Brazilian company, Telecomunicaçoes de Sao Paulo, S.A. (Telesp), absorbed its subsidiary Telefónica Data Brasil Holding. The company, which was included in the perimeter of consolidation using the full integration method, has now been removed from it.
  As a consequence of amortizing its treasury stock, which Telesp did during the first quarter of the financial year, and the purchase of the Telefónica Data Brazil minority shareholders and their later merger with Telesp, the percentage of Telefónica Group's participation in Telesp's capital has increased to 87.95%. The company continues to be included in Telefónica Group's consolidation perimeter by the full integration method.
  The Mexican companies Katalyx México S.A. de C.V. and Telefónica Empresas México S.A. de C.V., wholly-owned subsidiaries of the Telefónica Internacional Group, were sold in 2006. Both companies, which were included in the financial accounts of the Telefónica Group using the full integration method, have been removed from the perimeter of consolidation.

Telefónica Móviles Group

  On the 22nd of February 2006, the Shareholders' Meetings of Telesp Celular Participações S.A. ("TCP"), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. ("TSD"), Tele Leste Celular Participações, S.A. ("TBE") and Celular CRT Participações S.A. ("CRTPart") approved corporate restructuring in order to exchange TCO shares for TCP shares to become a wholly-owned TCP subsidiary and the take-over of TSD, TBE and CRT Part by TCP.
  In June 2006 VIVO Paticipaçoes made a capital increase by asset contribution for a total of 194 million reais. Once the capital increase was completed, Brasilcel, N.V. stake in VIVO Participaçoes stood at 62.77%.
  In June 2006 Telefónica Móviles Group increased its participation in Telefónica Móviles Perú (TMP), from 98.03% to 98.40%, through the buyout of minorities. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.
  During the financial year, the El Salvadorian company, Telefónica Móviles El Salvador Holding, S.A. de C.V., acquired 2,220 shares in Telefónica Móviles El Salvador, S.A. de C.V., also from El Salvador, increasing their participation in this company to 99.08%. The company continues to be included in the Telefónica Group consolidation perimeter through the full integration method.
  The Argentinean company, Telefónica Móviles Argentina, S.A., has absorbed Compañía de Radiocomunicaciones Móviles, S.A., Radio Servicios, S.A. and Compañía de Teléfonos del Plata, S.A, which are also Argentinean companies. After this operation, these companies were removed from the consolidation perimeter, where they had been included using the full integration method.

Telefónica O2 EUROPE

  During the first half of the year, the Czech company Eurotel Praha, spol. s r.o. (Eurotel) was taken over by its parent company Telefónica O2 Czech Republic, a.s. to give the new integrated operator Telefónica O2 Czech Republic, a.s.. Following this operation, Eurotel, which was included in the financial statements of the Telefónica Group using the full integration method, was removed from the perimeter of consolidation.
  In June, O2 UK Ltd. purchased 100% of the British internet service provider Be Un Limited (Be). The operation involved a total payment of 50 million pounds sterling (approximately 73.5 million euros). Be is now included in the perimeter of consolidation using the full integration method.
  During the third quarter of the 2006 financial year, the Telefónica, O2 Czech Republic, a.s., subsidiary company, Telefónica O2 Slovakia, s.r.o., obtained the third mobile telephone licence in Slovakia. The Slovenian company is included in Telefónica Group's perimeter of consolidation by the full integration method.
  In the month of October, the British group, O2, acquired the remaining 60% of the share capital in the British company The Link Stores, Ltd. With this acquisition, the Telefónica Group now controls all of this company. The Link Stores, Ltd., which was included by the equity method until the month of September, will now be consolidated by the full integration method from the month of October.

ATENTO group

  In March, the Argentinean company Atento Mar del Plata, S.A. was set up (later called Mar de Plata Gestiones y Contactos, S.A.) with a share capital totalling 0.05 million Argentinean pesos. The company has been included in the Telefónica Group's financial statement by the full integration method.
  In April, the Argentinean company Atento Salta, S.A. was set up (later called Centro de Contacto Salta, S.A.) with capital stock totalling 0.05 million Argentinean pesos. The company has been included in Telefónica Group's financial statements by the full integration method.
  In May, Atento Chile Holding purchased the percentage shareholding of Publiguías Chile in Atento Chile, S.A. Following this operation, the shareholding of the Atento Group in Atento Chile increased from 69.99% to 71.16%. The company continues to be included in the perimeter of consolidation of the Telefónica Group using the full integration method.
  In June, Atento, N.V. purchased the 100% shareholding in the Uruguayan company Woknal, S.A., with an initial share capital of 0.4 million uruguayan pesos, around 0.01 million euros. The company has been included in the financial statements of the Telefónica Group by the full integration method.

TELEFÓNICA CONTENIDOS group

  In March, Prisa launched a partial take-over bid for the 20% of Sogecable, S.A. The Telefónica Group sold shares representative of 6.57% of the company's share capital, reducing its stake from 23.83% to 17.26%. Later in March, Sogecable made a capital increase although without Telefónica Group taking part, thus diluting its stake in the company's share capital to the present 16.84%. In April, Sogecable once again increased its capital to cover the options plans for company directors, executives and managers and turned Class B and series B2005 callable shares into ordinary Class A shares, leading to another decrease in the Telefónica Group shareholding, currently standing at 16.80%. Telefónica Group continues consolidating Sogecable into the financial statements by the equity method.
  The Telefónica de Contenidos Group sold all of its shares held in the Argentine company Patagonik Film Group, S.A. in May 2006. The company, which was included in the financial statements of the Telefónica Group using the equity method, has been removed from the perimeter of consolidation.
  Andalucía Digital Multimedia, S.A. made a capital increase with the participation of Telefónica de Contenidos, S.A., which subscribed enough shares to enable it to increase its shareholding to 24.20%. The company continues to be included in the consolidation perimeter of the Telefónica Group using the full integration method.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications.

For additional information, please contact.

Investor Relations

Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email address:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Diego Maus - dmaus@telefonica.es

Dolores García - dgarcia@telefonica.es

Isabel Beltrán - i.beltran@telefonica.es

ir@telefonica.es

www.telefonica.es/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 14th, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer